adidas

GROUP

RECEIVED

2007 MAY 10 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

07023432

SUPPL

08.05.2007

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

PROCESSED

MAY 15 2007

THOMSON
FINANCIAL

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the First Quarter Report 2007 published on May 8, 2007 (Attachment No. 1)
- the Press Release dated May 8, 2007 (Attachment No. 2)
- the Press Release dated April 12, 2007 (Attachment No. 3)
- the Press Release dated April 5, 2007 (Attachment No. 4)
- Annual Document published on our Group's website according to § 10 section 1 WpPG in April 2007 (Attachment No. 5)
- Publication of Voting Rights Announcement of March 20, 2007 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 6)
- Publication of Voting Rights Announcement of March 26, 2007 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 7)
- Publication of Voting Rights Announcement of May 2, 2007 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 8)
- Publication of Voting Rights Announcement of May 4, 2007 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 9)
- Publication of Availability of First Quarter Report of May 8, 2007 through euro adhoc acc. to § 37 v WpHG (Attachment No. 10)

dlw 5/10

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas-Group.com

adidas

GROUP

- Notification concerning transactions by persons performing managerial responsibilities purs. to § 15a WpHG published on our Group's website on April 11 and April 17, 2007 (Attachment No. 11).

If you need further information, please do not hesitate to contact me.

Kind regards, Attachments

Gabriele Dirian

Rule 12g3-2(b) File No. 082-04278

adidas

GROUP

FIRST QUARTER REPORT 2007

RECEIVED
2007 MAY 10 A 10:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


SETTING THE PACE

Rule 12g3-2(b) File No. 082-04278

Contents

02 Financial Highlights
04 Operational and Sporting Highlights First Quarter 2007
05 Interview with the CEO
09 Our Share
11 Group Management Report
11 › Group Business Performance
11 » Economic and Sector Development
12 » Income Statement
17 » Balance Sheet and Cash Flow
19 › adidas
21 › Reebok
24 › TaylorMade-adidas Golf
26 › Subsequent Events and Outlook
30 Consolidated Financial Statements
30 › Consolidated Balance Sheet
31 › Consolidated Income Statement
32 › Consolidated Statement of Cash Flows
33 › Consolidated Statement of Recognized Income and Expense
34 Notes
37 Segmental Information
37 › Segmental Information by Brand
38 › Segmental Information by Region
39 Management Boards
40 Financial Calendar 2007
41 Contact

adidas Group Segmental Information € in millions

	1st Quarter 2007	1st Quarter 2006	Change
adidas			
Net sales	**1,819**	1,776	2.4%
Gross profit	**859**	828	3.8%
Gross margin	**47.2%**	46.6%	0.6pp
Operating profit	**270**	279	(3.5%)
Operating margin	**14.8%**	15.7%	(0.9pp)
Number of employees at end of period	**15,512**	12,928	20.0%
Reebok			
Net sales[1]	**524**	454	15.3%
Gross profit[1]	**193**	162	18.9%
Gross margin[1]	**36.8%**	35.7%	1.1pp
Operating profit[1]	**6**	17	(67.6%)
Operating margin[1]	**1.1%**	3.7%	(2.7pp)
Number of employees at end of period	**6,383**	7,992	(20.1%)
TaylorMade-adidas Golf[2]			
Net sales	**180**	201	(10.5%)
Gross profit	**79**	86	(8.3%)
Gross margin	**43.9%**	42.9%	1.0pp
Operating profit	**(1)**	2	(128.6%)
Operating margin	**(0.4%)**	1.2%	(1.6pp)
Number of employees at end of period	**1,402**	1,284	9.2%

1) 2006 figures only include two months of the three-month period.
2) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Rule 12g3-2(b) File No. 082-04278

Q1 Net Sales € in millions


2003 1,669
2004[1] 1,505
2005[1] 1,674
2006[2] 2,459
2007 2,538

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Q1 Net Income Attributable to Shareholders € in millions


2003 51
2004[1] 72
2005[1] 105
2006[2] 144
2007 128

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Financial Highlights (IFRS)

	1st Quarter 2007	1st Quarter 2006[1]	Change
Operating Highlights (€ in millions)			
Net sales	**2,538**	2,459	3.2%
Operating profit	**229**	248	(7.6%)
Net income attributable to shareholders	**128**	144	(10.9%)
Key Ratios (%)			
Gross margin	**46.8%**	45.0%	1.8pp
Operating expenses as a percentage of net sales	**38.7%**	35.6%	3.1pp
Operating margin	**9.0%**	10.1%	(1.1pp)
Effective tax rate	**32.4%**	31.8%	0.5pp
Net income attributable to shareholders as a percentage of net sales	**5.0%**	5.8%	(0.8pp)
Operating working capital as a percentage of net sales[2]	**25.5%**	25.4%	0.1pp
Equity ratio	**34.0%**	29.9%	4.1pp
Financial leverage	**86.0%**	106.4%	(20.5pp)
Balance Sheet and Cash Flow Data (€ in millions)			
Total assets	**8,627**	9,275	(7.0%)
Inventories	**1,536**	1,586	(3.2%)
Receivables and other current assets	**2,316**	2,488	(7.4%)
Working capital	**2,078**	2,090	(0.6%)
Net borrowings	**2,519**	2,952	(14.6%)
Shareholders' equity	**2,931**	2,774	5.7%
Capital expenditure	**35**	45	(22.1%)
Net cash used in operating activities	**245**	111	120.1%
Per Share of Common Stock (€)			
Basic earnings	**0.63**	0.71	(11.0%)
Diluted earnings	**0.60**	0.67	(11.0%)
Operating cash flow	**(1.20)**	(0.55)	(119.8%)
Share price at end of period	**40.93**	40.80	0.3%
Other (at end of period)			
Number of employees	**27,480**	24,558	11.9%
Number of shares outstanding	**203,567,060**	203,268,220	0.1%
Average number of shares	**203,563,033**	203,260,848	0.1%

Rounding differences may arise in percentages and totals.
1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.
2) Twelve-month trailing average.

Rule 12g3-2(b) File No. 082-04278

Operational and Sporting Highlights First Quarter 2007

January

Rbk HOCKEY

CCM





February







March







January

The name of The Hockey Company officially changes to Reebok-CCM Hockey effective January 23, 2007. The new name reflects our focus on two separate and distinct brands: Rbk Hockey and CCM Hockey.

Patrik Nilsson is appointed President of adidas North America, in charge of all adidas operations in the North American market, reporting directly to Erich Stamminger, President and CEO of the adidas brand.

TaylorMade-adidas Golf launches two new drivers, the Burner® driver and the r7® SuperQuad. They are the PGA Tour's most popular new driver models.

The NHL and Reebok partner to create a technologically-advanced uniform system called "Rbk EDGE Uniform System™" which is introduced during the 2007 NHL All-Star Celebration in Dallas, Texas, USA.

February

China Golf Association and TaylorMade-adidas Golf sign an agreement under which the latter becomes the official partner of the China Golf Association and the Chinese National Team for the next three years.

As the official outfitter of the NFL, Reebok dominates the field, the sidelines and the post-game celebration at the Super Bowl in Miami, Florida, USA. Indianapolis Colts quarterback and game MVP Peyton Manning, one of Reebok's key NFL endorsers, leads his team to a win over the Chicago Bears.

adidas by Stella McCartney launches its fifth season with the spring/summer 2007 collection introducing Gym Yoga as a new category.

adidas is the official outfitter of the 56th NBA All-Star Game in Las Vegas, Nevada, USA. As a Group, we have more starters than any other sports company with Tracy McGrady, Kevin Garnett, Tim Duncan and Gilbert Arenas for brand adidas and Yao Ming for brand Reebok. Reebok athlete Gerald Green wins the popular Slam Dunk contest.

March

With the launch of the "25th Anniversary Freestyle Series" at an event in New York City, USA, Reebok commemorates the iconic athletic shoe.

Scarlett Johansson unveils Reebok's new Scarlett "Hearts" Rbk signature collection in Los Angeles, California, USA. This collection combines classic, 80's-inspired athletic silhouettes with modern feminine detailing and bold, unexpected twists.

adidas Group buys the distribution rights for the Reebok brand in Greece, making adidas Hellas S.A. the exclusive distributor of Reebok products in Greece from January 1, 2008. Earlier in the quarter, the Group also acquires distribution rights in Turkey effective April 1, 2007.

adidas launches the new global fully-integrated brand campaign for 2007 "Impossible Is Nothing", featuring some of the world's most inspiring athletes.

Rule 12g3-2(b) File No. 082-04278

Interview with the CEO



The adidas Group has gotten off to a strong start in 2007. Reebok integration is beginning to show tangible benefits, while the revitalization of the brand gathers pace. adidas and TaylorMade-adidas Golf have delivered solid top-line results in the first quarter as both segments continue to lead the industry with strong product launches and exciting brand-building initiatives.
In the following interview, Herbert Hainer, adidas Group Chairman and CEO, reviews the first quarter, and discusses the Group's strategic and financial outlook for the remainder of the year.

Rule 12g3-2(b) File No. 082-04278

Herbert, sales were up more than anticipated especially in Europe and North America. What were the key highlights in the quarter?

Our underlying sales development was strong in the quarter, which puts us on a solid footing for the remainder of 2007. Brand adidas had a great first quarter 2007 with currency-neutral growth of 7%, and that's despite negative effects from our new, more restrictive distribution strategy in the UK and no major football events such as last year's FIFA World Cup™. Regionally, growth in Europe continues to be fueled by emerging markets such as Russia and Turkey. In North America, our new management team also made considerable progress during the quarter. Strong growth in our apparel business, particularly in training and basketball, compensated for the current weakness throughout the industry in traditionally strong footwear categories such as basketball and classics. Although we expect the market environment to stay challenging in the short term, I remain extremely optimistic about the prospects for all our brands in this important market. Strong brand messaging and a healthy pipeline of new products will pace our success in the US as we move through the year.

At TaylorMade-adidas Golf, like-for-like sales grew 5% in currency-neutral terms despite fierce competition in the metalwoods category. Our new drivers, the r7® SuperQuad and the Burner®, are off to a winning start, being the most popular new driver models on the PGA Tour since introduction. And adidas Golf continues to grow at strong double-digit rates in both footwear and apparel.

Reebok sales and backlogs tell two very different stories at the moment. What should we expect for this segment for the rest of the year?

Although reported first quarter sales were much higher due to an extra month of Reebok business versus the prior year, like-for-like revenues declined 5% but outperformed the backlogs we reported at the end of the fourth quarter 2006. This decline didn't surprise us, because our new post-acquisition product initiatives won't hit the market until the second half of this year. Order backlogs at Reebok have increased 3% currency-neutral. This is something we are really proud of and excited about. The growth is being driven by Asia, where orders are up more than 50%, but we are also positive in North America and stable in Europe. At this point, I should mention though that these figures are strongly weighted towards the second half of the year. In the near term, we still have lots of hills to climb and challenges to overcome before we can be fully confident that the brand's turnaround is in full swing. Therefore, our full year outlook for Reebok hasn't changed.

Rule 12g3-2(b) File No. 082-04278

What progress have you made on the Reebok integration this quarter? How close are you to delivering on your synergy targets for this year?

The Reebok integration is on target and delivering. We announced our plans to relocate Reebok's European headquarters to Amsterdam. We have also made advances on supply chain planning, which is an integral component of the entire adidas Group. In March, we began building a new warehouse in the UK near Manchester to centralize distribution for both adidas and Reebok in this critical market. In early April, we announced our decision to consolidate our adidas and Reebok brand distribution centers for the US into new facilities in Spartanburg, South Carolina. These important steps will all contribute to our medium-term synergy goals. And for 2007, I am absolutely convinced we will meet our synergy targets. This means delivering € 17.5 million in net cost synergies and € 100 million in additional revenues. In the first quarter, we have already generated net positives. These will become even more apparent as we progress through the rest of the year.

Why, despite all this good news, did earnings decline 11% in the first quarter of 2007?

As you'll remember, we told you in March to expect phasing in our 2007 earnings. So we are very much on track. Heavy product launch timetables in the quarter impacted the Group's operating expenses particularly at adidas and TaylorMade-adidas Golf. However, the major negative impact came from the inclusion of an extra month of Reebok business. The month of January is traditionally a clearance month, characterized by lower gross margins and higher than average operating expenses as a percentage of sales. Therefore the inclusion of this month had a negative one-time impact on the quarterly result. And finally, net income was also reduced by higher net financial expenses compared to the prior year.

Turning to Asia, the first quarter of 2007 saw growth rates slow compared to the prior year. Is there any change to your growth prospects for the region?

Not at all. For the twelfth consecutive quarter, sales in the region increased at double-digit rates driven by strong growth in all major markets with the exception of Japan. As we move through the year, I am confident our sales momentum in this region will accelerate ahead of a big 2008. We have a terrific position in Asia, our presence is growing and there are major events coming up over the next 24 months such as the Beijing Olympics, the Women's Football World Cup and the World Athletics Championships. We are off to a solid start in Asia for Reebok, where we took over full control of the business in China at the beginning of this year and are now operating under our own subsidiary. We have big ambitions for the region and plenty to be excited about.

Given the absence of the World Cup, can you provide a sense of what to expect from the adidas brand in the coming quarter?

Looking at the positive backlogs at the end of March, we are on track to deliver on our targets for the adidas brand this year. Clearly, the comparables for the second quarter are tough when you consider the at-once and replenishment business during the period last year. Our backlog growth also reflects this situation, with more weighting towards the second half. Nevertheless, I expect overproportionate profitability growth, driven by gross margin improvements and more significant operating leverage compared to the prior year. This will be the key driver of the double-digit earnings growth we plan for the second quarter.

Looking out to the remainder of 2007, are you confident in delivering on your guidance?

We are on track and ready to drive strong top- and bottom-line growth for the rest of the year. Currency-neutral revenues for the Group will increase at mid-single-digit rates. Our gross margin will clearly improve to a range between 45 and 47% and, despite investment in our organization and brands, we will deliver an operating margin of around 9%. Net income growth will approach 15% and you can expect double-digit earnings growth in every quarter for the remainder of the year. Tight balance sheet management and free cash flow generation will continue to be a focal point. And we will make further progress on debt reduction, bringing us closer to our medium-term leverage target of 50%.

Herbert, thank you for this interview.

Rule 12g3-2(b) File No. 082-04278

Our Share

Despite a strong downturn at the end of February and the beginning of March, European stock markets developed positively in the first quarter of 2007. The adidas AG share outperformed the market and increased 8% over the period.

Share Price Performance Improves Strongly Towards End of First Quarter

The adidas AG share began the year trading sideways, as analysts and investors remained cautious following the reduction of the Group's net income guidance for 2007 in November 2006. Our share was not able to match the positive development of the DAX-30, which was supported by solid macroeconomic data, strong corporate news flow and vivid mergers and acquisition activity. Speculation regarding the state of the North American sporting goods market burdened our share in January and February. Global stock markets as well as our share declined strongly towards the end of February as a result of financial problems among American subprime mortgage companies. The collapse of several institutions in this sector was seen as an indication for a potential downturn of the American real estate market. However, the publication of our Group's 2006 full year results on March 7 marked the turning point for our share price development. Management's financial guidance for 2007 and the confirmation of the Group's medium-term targets strengthened investor sentiment. Mergers and acquisitions speculation in our industry as well as voting rights notifications led to considerable share price increases in March. As a result, our share closed the quarter at € 40.93, representing an improvement of more than 8% compared to the year-end 2006 level of € 37.73. This is the highest increase of the Group's share price in five quarters. The DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index, which comprises the Group's main competitors, each advanced 5% over the same period.

ADRs Advance Strongly

The number of Level 1 ADRs (American Depositary Receipts) continued to increase in the first quarter, reflecting the ongoing strong interest in our Group among North American investors. At March 31, 2007, 11.4 million ADRs were outstanding. This figure is higher compared to both December 31, 2006, when 11.3 million ADRs were outstanding, as well as the prior year level of 3.9 million on March 31, 2006. The Level 1 ADR closed the quarter at US$ 27.25, reflecting an increase of 8% compared to the end of December. This development was in line with the performance of our common stock.

The adidas AG Share

Number of shares outstanding	
first quarter average	203,563,033
at March 31	203,567,060[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Share Split	June 6, 2006 (in a ratio of 1:4)
Stock exchange	All German stock exchanges
Stock registration number (ISIN)	DE0005003404
Stock symbol	ADS, ADSG.DE
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe
	Ethibel Excellence

1) All shares carry full dividend rights.

Historical Performance of the adidas AG Share and Important Indices at March 31, 2007 in %

	Year-to-date	1 year	3 years	5 years	Since IPO
adidas AG	8	0	73	98	371
DAX-30	5	16	79	28	214
MSCI World Textiles, Apparel & Luxury Goods	5	22	70	117	161

Rule 12g3-2(b) File No. 082-04278

Higher Dividend Proposed

The adidas AG Executive and Supervisory Boards will recommend paying a dividend of € 0.42 for 2006 to our shareholders at the Annual General Meeting on May 10, 2007 (2005: € 0.325). This proposal highlights our confidence in the Group's future business performance. Subject to the meeting's approval, the dividend will be paid on May 11, 2007. The total payout of € 85 million (2005: € 66 million) represents a payout ratio of 18% (2005: 17%).

Changes in Shareholder Base

In the first quarter of 2007, the Group received two voting rights notifications according to article 26, section 1 of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). We were notified that on March 13, 2007 the voting interest of AMVESCAP PLC in adidas AG exceeded the threshold of 5% and amounted to 5.087% on this date. Furthermore, we received notification that on March 16, 2007 the voting rights of Mr. Michael Ashley in adidas AG exceeded the threshold of 3% and amounted to 3.14% on this date.

Share Price Development in 2007[1]


110
105
100
95
90
Dec. 31, 2006
March 31, 2007
— adidas AG
— DAX-30
— MSCI World Textiles, Apparel & Luxury Goods

1) Index: December 31, 2006 = 100

Directors' Dealings Reported on Corporate Website

Purchase or sale transactions of adidas AG shares (ISIN DE0005003404) or related financial instruments, as defined by article 15a WpHG, conducted by members of our Executive or Supervisory Boards, by key executives or by any person in close relationship with these persons are reported on our website www.adidas-Group.com/directors_dealings. In the first quarter, adidas AG received no such notifications.

Investor Relations Activities Stepped Up

In the first quarter, we further enhanced our service to shareholders. For private shareholders, we hosted our first ever online chat. On the evening of our full year results announcement on March 7, Natalie Knight, Vice President Investor Relations, answered questions on a wide range of topics. The next chat will be held on May 8, 2007. It will be freely accessible via www.adidas-Group.com/investors. In addition to various updates on our corporate site, we have also introduced an RSS feed providing subscribers with the latest news and investor events of the adidas Group in real time. For more information and to subscribe, please see www.adidas-Group.com/rss.

Rule 12g3-2(b) File No. 082-04278

Group Business Performance

In the first quarter of 2007, the adidas Group delivered financial performance in line with our initial estimates. Currency-neutral sales for the adidas Group increased 9%, driven by strong development of brand adidas and the inclusion of an additional month in the Reebok segment versus the prior year. In euro terms, revenues of the adidas Group grew 3% to € 2.538 billion in the first quarter of 2007 from € 2.459 billion in 2006. The Group's gross margin increased 1.8 percentage points to 46.8% in 2007 (2006: 45.0%) driven by improvements in all segments. Consequently, the Group's gross profit increased 7% to reach € 1.188 billion in the first quarter of 2007 versus € 1.107 billion in 2006. The Group's operating margin decreased 1.1 percentage points to 9.0% in the first quarter of 2007 from 10.1% in 2006, negatively impacted by the timing of this year's operating expenses which more than compensated gross margin improvements. The Group's operating profit decreased 8% to € 229 million in the first quarter of 2007 versus € 248 million in 2006. The Group's net income attributable to shareholders decreased 11% to € 128 million in the first quarter of 2007 from € 144 million in 2006 as a result of a decline of the Group's operating profit, increased net financial expenses as well as a slightly higher tax rate. As a consequence, basic earnings per share also decreased 11% to € 0.63 in the first quarter of 2007 versus € 0.71 in the prior year.

Economic and Sector Development

World Economy Continues to Grow
The world economy continued to expand in the first quarter of 2007, albeit at a slower pace compared to the prior year. In Europe, economic growth remained broad-based. Private consumption, investment activity and foreign trade all contributed to healthy growth rates across the region. In the USA, economic data indicates that the pace of economic growth has slowed further, continuing the trend of the second half of 2006. Corporate investment and residential construction activity decreased, while private consumption remained strong due to continued income growth. In Asia, economic expansion remained healthy, despite a slowdown in Japan. China and the region's other emerging markets developed robustly on the back of strong export and investment activity. The economies in Latin America continued to prosper.

Regional Industry Growth Rates Diverge
During the first quarter, the sporting goods industry had a mixed regional development. In Europe, the emerging markets continued to be the main growth driver. This positive development was partly offset by weaker sales in the more mature markets of Western Europe due to the non-recurrence of positive effects related to the 2006 FIFA World Cup™ and a continuously difficult retail landscape in major markets such as the UK and to a lesser degree France. Average selling prices in Europe declined modestly. In North America, the retail environment continued to be very competitive. Sales declined particularly in the athletic specialty channel, while sporting goods retailers continued to perform well. Average selling prices increased moderately year-over-year. The Asian market continued to see an upswing driven by China and other emerging markets partly offset by weakness in Japan. Average selling prices increased slightly in most countries of the region with the exception of Japan. In Latin America, industry sales grew solidly in line with the overall economy. Average selling prices remained stable.

Quarterly Consumer Confidence Development by Region[1]


160
130
100
70
Mar. 06
Jun. 06
Sep. 06
Dec. 06
Mar. 07

— USA, Source: Conference Board
— Euro Zone, Source: European Commission
--- Japan, Source: Economic and Social Research Institute, Government of Japan

1) Index: March 31, 2006 = 100

Exchange Rate Development[1] € 1 equals

	Average rate 2006[2]	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Average rate 2007[2]
USD	1.2029	1.2713	1.2660	1.3170	1.3318	**1.3110**
GBP	0.6863	0.6921	0.6777	0.6715	0.6798	**0.6705**
JPY	140.59	145.75	149.34	156.93	157.32	**156.49**

1) Spot rates at quarter-end
2) Average rate for the first quarter

Rule 12g3-2(b) File No. 082-04278

Income Statement

Consolidation Changes Impact Operating Results

In the first quarter of 2007, several consolidation changes influenced the reported results for the Group and the segments. As the business of Reebok International Ltd. (USA) and its subsidiaries was consolidated within the adidas Group as of February 1, 2006, Reebok's 2006 first quarter results contained only two months of the three-month period, whereas in 2007 three months of Reebok's results are consolidated. As a result, Reebok sales increased strongly in the first quarter of 2007, while gross and operating margins were negatively impacted due to the traditionally higher than average clearance activities at the beginning of the year. In addition, segmental results of TaylorMade-adidas Golf were impacted by the disposal of the Greg Norman Collection (GNC) wholesale business to MacGregor Golf Company, completed on November 21, 2006.

Major Impacts on Q1 Operational Performance

The operational performance of the adidas and Reebok segments was positively impacted by the realization of revenue and cost synergies resulting from the integration of the Reebok business into the adidas Group. Revenue synergies were mainly related to the Reebok segment due to strong incremental sales increases in several countries, in particular Russia and China, for which Reebok had purchased the distribution rights, effective January 1, 2007. Revenue synergies also had a positive impact on the sales development in the adidas segment as a result of increased revenues related to the NBA license business, which was transferred from Reebok to the adidas brand in 2006. Cost synergies resulting from the combination of the sourcing activities of adidas and Reebok had a positive impact on the cost of sales of both segments, in particular for adidas due to the higher volume of products sourced compared to Reebok. This positive impact on the Group's gross margin was largely compensated by integration costs at adidas and Reebok which negatively impacted the Group's operating expenses. This development is in line with our expectations for the Group to realize revenue synergies of around € 100 million and net cost synergies of around € 17.5 million in the full year 2007. Purchase price allocation charges, which negatively affected Reebok's gross and operating margins in the first quarter of 2006, impacted only Reebok's operating margin by € 3 million in the first quarter of 2007.

Major Impacts on Non-Operational Performance in Q1

Net financial expenses were higher as a result of lower financial income due to a strong decline in the Group's cash position versus the beginning of the first quarter of 2006. The Group's minority interests decreased due to the purchase of the remaining 49% of shares from the joint venture partner of the adidas subsidiary in Korea, effective September 1, 2006.

Q1 Net Sales € in millions


2003
1,669
2004[1]
1,505
2005[1]
1,674
2006[2]
2,459
2007
2,538

1) Figure reflects continuing operations as a result of the divestiture of the Salomon business segment in 2005.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Q1 Net Sales by Segment


HQ/Consolidation 1%
TaylorMade-adidas Golf 7%
Reebok 21%
adidas 71%

Rule 12g3-2(b) File No. 082-04278

Q1 Currency-Neutral Net Sales Growth by Segment and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	6	1	11	32	7
Reebok[2]	37	5	40	71	22
TaylorMade-adidas Golf[3]	5	(11)	9	5	(4)
Total	**10**	**0**	**13**	**36**	**9**

1) Versus the prior year.
2) Reebok first quarter 2006 results only included two months of the three-month period.
3) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Q1 Net Sales Growth in € by Segment and Region[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	3	(8)	4	21	2
Reebok[2]	35	(4)	30	53	15
TaylorMade-adidas Golf[3]	6	(18)	0	(5)	(10)
Total	**8**	**(8)**	**6**	**25**	**3**

1) Versus the prior year.
2) Reebok first quarter 2006 results only included two months of the three-month period.
3) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

adidas Group Currency-Neutral Sales Grow 9% in Q1

During the first quarter of 2007, Group sales increased 9% on a currency-neutral basis, mainly driven by sales growth in the adidas segment and the inclusion of an additional month in the Reebok segment versus the prior year. Sales at TaylorMade-adidas Golf, however, declined. On a regional basis, currency-neutral sales grew in all regions except North America, where sales were stable. Currency movements negatively impacted Group sales in euro terms. Group revenues grew 3% in euro terms to € 2.538 billion in the first quarter of 2007 from € 2.459 billion in 2006. On a like-for-like basis, including Reebok's revenues for the full three-month periods and excluding the effect from the disposal of the GNC wholesale business, sales increased 4% on a currency-neutral basis.

adidas and Reebok Segments Drive Top-Line Growth in Q1

The adidas segment set the pace for the Group's organic sales growth in the first quarter of 2007. Currency-neutral adidas revenues increased 7% during the first three months. Currency-neutral sales in the Reebok segment grew 22% as in the first quarter of 2007 three months of Reebok's revenues are consolidated versus only February and March in the prior year. On a like-for-like basis, however, currency-neutral sales declined by 5% in the first quarter of 2007. At TaylorMade-adidas Golf, currency-neutral revenues decreased 4%, negatively impacted by the disposal of the GNC wholesale business to MacGregor Golf Company. On a like-for-like basis, sales increased 5%. Sales recorded in the HQ/Consolidation segment, which reflect revenues not attributable to the adidas, Reebok or TaylorMade-adidas Golf segments and primarily comprise sales of Salomon products as part of our cooperation agreement with Amer Sports Corporation, decreased by 37% on a currency-neutral basis mainly due to the expiration of the footwear sourcing cooperation agreement. Currency translation effects negatively impacted sales at all brands in euro terms. adidas sales in euro terms increased 2% to € 1.819 billion in the first quarter of 2007 from € 1.776 billion in 2006. Sales at Reebok increased 15% to reach € 524 million versus € 454 million in the prior year. TaylorMade-adidas Golf sales in euro terms declined 10% to € 180 million in 2007 from € 201 million in 2006. HQ/Consolidation sales decreased 41% to € 17 million from € 28 million in the prior year.

Rule 12g3-2(b) File No. 082-04278

Sales Increase Strongly in Nearly All Regions

adidas Group sales grew strongly in all regions except North America where sales were stable. This growth was driven by strong operational developments at brand adidas as well as the consolidation of three months of Reebok's revenues in the first quarter of 2007 versus only February and March in the prior year. First quarter adidas Group sales in Europe grew 10% on a currency-neutral basis. In North America, Group sales were stable on a currency-neutral basis. Sales for the adidas Group in Asia increased 13% on a currency-neutral basis in the first quarter of 2007. In Latin America, currency-neutral sales increased 36% in the first quarter. Currency translation effects negatively impacted reported sales in all regions. Sales in Europe increased 8% in euro terms to € 1.149 billion in 2007 from € 1.067 billion in 2006. Sales in North America decreased 8% to € 698 million in 2007 from € 759 million in the prior year. In euro terms, revenues in Asia grew 6% to € 501 million in 2007 from € 474 million in 2006. Sales in Latin America grew 25% to € 157 million in 2007 from € 126 million in the prior year.

Strong Growth in Footwear and Apparel

Sales increased strongly in the footwear and apparel categories, mainly driven by strong operational developments at brand adidas as well as the inclusion of an additional month in the Reebok segment versus the prior year. Sales in the hardware category, however, decreased. In the first quarter of 2007, currency-neutral footwear sales increased 9%. Currency-neutral apparel sales grew 14% in the first three months of 2007. Both footwear and apparel sales increased in all three brand segments. First quarter hardware sales decreased 5% on a currency-neutral basis, as a result of declines at brand adidas and at TaylorMade-adidas Golf which more than compensated increases at Reebok-CCM Hockey. Currency translation effects negatively impacted sales in all categories in euro terms. In euro terms, footwear sales grew 3% to € 1.278 billion in the first quarter of 2007 from € 1.240 billion in 2006. Apparel sales in euros grew 8% to € 1.000 billion in the first quarter of 2007 from € 926 million in the prior year. Hardware sales in euro terms decreased 11% to € 261 million in 2007 from € 293 million in 2006.

Q1 Net Sales by Region


HQ/Consolidation 1%
Latin America 6%
Asia 20%
Europe 45%
North America 28%

Q1 Gross Profit € in millions

2006[1]	1,107
2007	1,188

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Group Gross Margin Increases by 1.8 Percentage Points

The gross margin of the adidas Group increased by 1.8 percentage points to 46.8% of sales in the first quarter of 2007 (2006: 45.0%), driven by improvements in all segments. This mainly reflects the non-recurrence of negative impacts from purchase price allocation in the Reebok segment in an amount of € 22 million, positive impacts from increased own-retail activities at brand adidas as well as the first cost synergies at both adidas and Reebok. These effects more than offset negative gross margin impacts at Reebok due to the inclusion of an additional month of Reebok results in the first quarter of 2007, as January is traditionally characterized by higher than average clearance activities. An increased gross margin at TaylorMade-adidas Golf also contributed to the Group gross margin increase. As a result of the Group's strong underlying top-line growth and gross margin improvement, gross profit for the adidas Group rose strongly by 7% in the first quarter of 2007 to reach € 1.188 billion versus € 1.107 billion in the prior year.

Royalty and Commission Income Grows Strongly

Royalty and commission income for the adidas Group increased 58% on a currency-neutral basis, mainly driven by increased royalty and commission income at adidas and Reebok as a result of both an increased number of units sold and higher average royalty rates as well as positive impacts from the inclusion of an additional month of Reebok royalty and commission income. In euro terms, royalty and commission income increased by 49% to € 23 million in the first quarter of 2007 from € 15 million in the prior year.

Rule 12g3-2(b) File No. 082-04278

Timing Effects Drive Operating Expense Increase

Operating expenses, including depreciation and amortization (excluding goodwill), are influenced by two components: marketing working budget and operating overhead costs. Operating expenses as a percentage of sales increased by 3.1 percentage points to 38.7% in the first quarter of 2007 from 35.6% in 2006. This increase largely reflects the inclusion of an additional month of Reebok results, as January is traditionally characterized by higher than average operating expenses as a percentage of sales, as well as timing effects in the marketing working budget. In the first quarter of 2007, the increase of the Group's marketing working budget resulted from the launch of the new "Impossible Is Nothing" marketing campaign at brand adidas and additional spending related to new product launches at TaylorMade-adidas Golf. Higher expenses such as marketing and product development costs for revitalizing the Reebok brand, one-time costs for the Reebok integration into the adidas Group as well as expenditures associated with increased retail initiatives also negatively impacted the Group's operating expenses. In absolute terms, operating expenses for the adidas Group increased by 12% to € 982 million in the first quarter of 2007 from € 874 million in the prior year.

Strong adidas Development Drives Employee Growth

At March 31, 2007, the adidas Group employed 27,480 people. This represents an increase of 12% versus the previous year's level of 24,558 and a 4% increase since the end of 2006 when the Group employed 26,376 people. This increase is primarily related to new employees at adidas in the emerging markets as well as adidas own retail.

Q1 Operating Expenses € in millions


2006[1] 874
2007 982

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Q1 Operating Profit € in millions


2006[1] 248
2007 229

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Operating Profit Declines 8%

The operating margin of the adidas Group declined 1.1 percentage points to 9.0% of sales in the first quarter of 2007 (2006: 10.1%). This reflects the increase in Group operating expenses which more than compensated gross margin improvements. As a result, operating profit for the adidas Group declined 8% in the first quarter of 2007 to reach € 229 million versus € 248 million in 2006.

Net Financial Expenses Increase 36%

Net financial expenses increased 36% to € 38 million in the first quarter of 2007 from € 28 million in the prior year as a result of lower financial income in 2007 compared to the first quarter of the prior year.

Financial Income Down by 67%

Financial income declined by 67% to € 7 million in the first three months of 2007 from € 21 million in the prior year. This mainly reflects a strong decline in the Group's cash position versus the beginning of the first quarter of 2006 when the Group held a significant cash position after the capital increase and the proceeds related to the divestiture of the Salomon business segment. Both transactions were completed in the fourth quarter of 2005.

Financial Expenses Decrease by 9%

Financial expenses decreased 9% to € 45 million in the first quarter of 2007 (2006: € 49 million), mainly as a result of a significantly lower level of gross borrowings in the two months February and March 2007 versus the prior year. This more than compensated higher financial expenses in January 2007 versus the prior year, which were related to the financing of the Reebok acquisition.

Rule 12g3-2(b) File No. 082-04278

Q1 Income Before Taxes € in millions


2006[1] 220
2007 191

1) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Q1 Net Income Attributable to Shareholders € in millions


2003 51
2004[1] 72
2005[1] 105
2006[2] 144
2007 128

1) Includes continuing and discontinued operations.
2) Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Income Before Taxes Decreases by 13%

As a result of the decline of the Group's operating profit as well as increased net financial expenses, income before taxes for the adidas Group declined 13% to € 191 million in the first quarter of 2007 from € 220 million in 2006. As a percentage of sales, IBT decreased by 1.4 percentage points to 7.5% in 2007 from 9.0% in 2006.

Net Income Attributable to Shareholders Down 11%

The Group's net income attributable to shareholders declined 11% to € 128 million in the first quarter of 2007 from € 144 million in 2006. This development is a result of a decline of the Group's operating profit, increased net financial expenses as well as a slightly higher tax rate, which increased 0.5 percentage points to 32.4% in the first quarter of 2007 from 31.8% in the prior year. The Group's minority interests, however, declined by 78% to € 1 million in the first quarter of 2007 from € 6 million in the prior year due to the purchase of the remaining 49% of shares from the joint venture partner of the adidas subsidiary in Korea, which became effective on September 1, 2006.

Basic and Diluted Earnings Per Share Decline 11%

On June 6, 2006, adidas AG conducted a share split with each existing adidas AG share being divided into four shares. All numbers of shares have been restated. In line with the decrease of the Group's net income attributable to shareholders, basic earnings per share also declined 11% to € 0.63 in the first quarter of 2007 versus € 0.71 in 2006. The Group's total number of shares outstanding increased by 298,840 shares to 203,567,060 at the end of the first quarter of 2007 from 203,268,220 at the end of the first quarter of 2006 as a result of shares from stock options exercised as part of Tranches II, III and IV of the Management Share Option Plan (MSOP) of adidas AG. Consequently, the average number of shares used in the calculation of basic earnings per share in the first quarter of 2007 was 203,563,033 (2006 average: 203,260,848). Diluted earnings per share in the first quarter of 2007 declined 11% to € 0.60 from € 0.67 in the prior year. The average number of shares used in the calculation of diluted earnings per share in the first quarter of 2007 was 219,446,522 (2006 average: 219,307,298). The dilutive effect mainly results from approximately sixteen million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Rule 12g3-2(b) File No. 082-04278

Balance Sheet and Cash Flow

Total Assets Decrease 7%
At the end of the first quarter of 2007, total assets decreased 7% to € 8.627 billion versus € 9.275 billion in the prior year, as a result of a reduction of current and non-current assets, mainly driven by currency effects which impacted the Group's US dollar based assets. Compared to the 2006 year-end level, total assets increased by 3%.

Inventories Down 3%
Group inventories decreased 3% to € 1.536 billion at the end of the first quarter of 2007 versus € 1.586 billion in 2006. On a currency-neutral basis, inventories increased 3% which is below our sales growth expectations for the adidas Group. This increase mainly reflects the effects from the buyback of Reebok distribution rights in several countries. For brand adidas, however, inventory levels improved.

Receivables Decrease 6%
Group receivables decreased 6% (-1% currency-neutral) to € 1.777 billion at the end of the first quarter of 2007 versus € 1.898 billion in the prior year. This decrease reflects strict discipline in the Group's trade terms management and concerted collection efforts in all segments.

Other Current Assets Down 14%
Other current assets decreased 14% to € 468 million at the end of the first quarter of 2007 from € 548 million in 2006, mainly due to lower positive fair values of financial instruments. Other current assets in an amount of € 16 million were reclassified into assets classified as held for sale.

Balance Sheet Structure[1] in % of total assets

Assets	March 31, 2007	March 31, 2006
Cash and cash equivalents	3.0	2.9
Accounts receivable	20.6	20.5
Inventories	17.8	17.1
Fixed assets	45.7	45.5
Other assets	12.9	14.0
Total assets (€ in millions)	8,627	9,275

1) For absolute figures see Consolidated Balance Sheet.

Balance Sheet Structure[1] in % of total liabilities and equity

Liabilities and equity	March 31, 2007	March 31, 2006
Accounts payable	7.4	8.3
Long-term borrowings	32.4	34.9
Other liabilities	26.1	26.4
Total equity	34.1	30.4
Total liabilities and equity (€ in millions)	8,627	9,275

1) For absolute figures see Consolidated Balance Sheet.

Fixed Assets Decrease 7%
Fixed assets decreased by 7% to € 3.939 billion at the end of the first quarter of 2007 versus € 4.217 billion in 2006, mainly as a result of a negative impact from currency effects in an amount of € 276 million as well as € 30 million of fixed assets which were transferred to assets held for sale. Additions of € 285 million were partly counterbalanced by depreciation and amortization of € 221 million as well as disposals in an amount of € 30 million.

Other Non-Current Assets Down 16%
Other non-current assets decreased by 16% to € 141 million at the end of the first quarter of 2007 from € 169 million in 2006, mainly impacted by a reduced non-current portion of prepaid promotion contracts.

Accounts Payable Down 17%
Accounts payable decreased 17% to € 636 million at the end of the first quarter of 2007 versus € 765 million in 2006. On a currency-neutral basis, accounts payable decreased 10%. This development reflects the higher than usual level of payables at brand adidas at the end of the first quarter of 2006 related to 2006 FIFA World Cup™ products.

Other Non-Current Liabilities Increase 63%
Other non-current liabilities increased 63% to € 46 million at the end of the first quarter of 2007 from € 28 million in 2006, primarily as a result of an increased non-current portion of deferred income.

Rule 12g3-2(b) File No. 082-04278

Inventories[1] € in millions

2006	1,586
2007	1,536

1) At March 31.

Receivables[1] € in millions

2006	1,898
2007	1,777

1) At March 31.

Accounts Payable[1] € in millions

2006	765
2007	636

1) At March 31.

Equity Base Further Strengthened

The Group's equity base was further strengthened compared to the prior year. Shareholders' equity rose 6% to € 2.931 billion at the end of the first quarter of 2007 versus € 2.774 billion in 2006. The majority of the net income was retained within the Group and used to strengthen the equity base. Compared to the 2006 year-end level of € 2.828 billion, shareholders' equity increased 4%.

Cash Flow Development Reflects Seasonality of Business

In the first quarter of 2007, the Group used € 245 million of net cash in operating activities to finance working capital needs in accordance with the seasonality of the business. Cash outflow for investing activities was € 31 million and was mainly related to spending for property, plant and equipment such as investment in adidas own-retail activities. In addition, investment was related to the Reebok integration such as the buyback of Reebok distribution rights as well as the construction of the shared adidas and Reebok warehousing and distribution center in the UK. The cash used in operating and investing activities was financed with bank loans and commercial papers in an amount of € 223 million.

Net Borrowings Reduced by € 432 Million

Net borrowings at March 31, 2007 were € 2.519 billion, down 15% or € 432 million versus € 2.952 billion in the prior year. Strong bottom-line profitability and continued tight working capital management were the drivers of this reduction. As a consequence, the Group's financial leverage improved 20.5 percentage points to 86.0% at the end of the first quarter of 2007 versus 106.4% in the prior year. Compared to the 2006 year-end level of € 2.231 billion, debt increased 13% reflecting the seasonality of our business.

Shareholders' Equity[1] € in millions

2006	2,774
2007	2,931

1) At March 31, excluding minority interests.

Net Borrowings[1] € in millions

2006	2,952
2007	2,519

1) At March 31.

Rule 12g3-2(b) File No. 082-04278

adidas

In the first quarter of 2007, currency-neutral sales at adidas increased 7% with revenue growth coming from all regions. In euro terms, sales increased 2% to € 1.819 billion in 2007 from € 1.776 billion in 2006. Gross margin increased 0.6 percentage points to 47.2% (2006: 46.6%), driven by the realization of cost synergies from the Reebok acquisition, which positively affected the segment's cost of sales, as well as increased own-retail activities and an improving product mix. Gross profit grew 4% to € 859 million in 2007 from € 828 million in 2006. As a result of higher operating expenses as a percentage of sales, which more than offset the positive top-line and gross margin development, operating margin decreased 0.9 percentage points to 14.8% (2006: 15.7%). Operating profit decreased 3% to € 270 million in 2007 versus € 279 million in 2006.

adidas at a Glance € in millions

	Q1 2007	Q1 2006	Change
Net sales	**1,819**	1,776	2%
Gross profit	**859**	828	4%
Gross margin	**47.2%**	46.6%	0.6pp
Operating profit	**270**	279	(3%)
Operating margin	**14.8%**	15.7%	(0.9pp)

Q1 adidas Net Sales € in millions


2003 1,405
2004 1,378
2005 1,512
2006 1,776
2007 1,819

adidas Net Sales by Region € in millions

	Q1 2007	Q1 2006	Change
Europe	**936**	905	3%
North America	**337**	364	(8%)
Asia	**395**	380	4%
Latin America	**135**	111	21%

Currency-Neutral Segment Sales Up 7%

In the first quarter of 2007, revenues for the adidas segment grew 7% on a currency-neutral basis, with increases coming from all regions. In euro terms, sales grew 2% to € 1.819 billion in 2007 from € 1.776 billion in 2006. Sales for adidas own-retail activities rose 36% on a currency-neutral basis and 28% in euro terms to € 254 million (2006: € 198 million) and made up 14% of brand adidas sales in the first quarter of 2007. This increase was driven by double-digit increases in comparable store sales and new store openings.

Sport Performance Up 9% on a Currency-Neutral Basis

First quarter sales in the Sport Performance division increased 9% on a currency-neutral basis, driven by growth in footwear and apparel. Sales were higher in nearly all major product categories, with particularly strong increases in Running and Training. In euro terms, Sport Performance sales improved 4% during the first three months of 2007 to € 1.388 billion from 1.341 billion in the prior year.

Sport Style Grows 3% on a Currency-Neutral Basis

In order to sharpen brand image and improve consumer targeting, adidas has merged the Sport Heritage and Sport Style divisions into the newly founded Sport Style division. Sales in the Sport Style division grew 3% on a currency-neutral basis in the first quarter of 2007. Increases in both footwear and apparel contributed to this development. In euro terms, Sport Style sales declined 1% to € 421 million (2006: € 426 million).

Rule 12g3-2(b) File No. 082-04278

Currency-Neutral adidas Sales Increase in All Regions

In the first quarter of 2007, adidas sales in all regions increased on a currency-neutral basis. Revenues in Europe grew 6%. Strong growth in the region's emerging markets and Iberia was partly offset by declines in the UK and Germany. Currency-neutral sales in North America increased 1%. While revenues in the USA grew in line with this development, Canada sales were stable. adidas sales in Asia improved 11% on a currency-neutral basis, due to double-digit increases in all major markets except Japan. In Latin America, sales grew 32%, again making it the fastest growing region within the adidas segment. All major markets in this region grew by double-digit rates. In euro terms, first quarter sales in Europe grew 3% to € 936 million in 2007 from € 905 million in 2006. Revenues in North America decreased 8% to € 337 million in 2007 from € 364 million in 2006. Sales in Asia increased 4% to € 395 million in 2007 from € 380 million in 2006 and revenues in Latin America improved 21% to € 135 million in 2007 versus € 111 million in the prior year.

Gross Margin Improves to 47.2%

The adidas gross margin increased by 0.6 percentage points to 47.2% in the first quarter of 2007 from 46.6% in 2006. This improvement was driven by cost synergies resulting from the combination of the sourcing activities of adidas and Reebok, which positively impacted the segment's cost of sales. In addition, increased own-retail activities and an improving product mix contributed to this development. As a result, adidas gross profit grew 4% to € 859 million in 2007 versus € 828 million in 2006.

adidas Net Sales by Quarter € in millions


Q1 2006
1,776
Q1 2007
1,819
Q2 2006
1,532
Q2 2007
Q3 2006
1,941
Q3 2007
Q4 2006
1,378
Q4 2007

adidas Operating Profit by Quarter € in millions


Q1 2006
279
Q1 2007
270
Q2 2006
135
Q2 2007
Q3 2006
365
Q3 2007
Q4 2006
9
Q4 2007

Royalty and Commission Income Up 9%

During the first three months of 2007, adidas royalty and commission income grew by 9% to € 19 million from € 18 million in 2006. This increase was driven by both an increased number of units sold and higher average royalty rates as well as increased intra-Group royalties, received from the TaylorMade-adidas Golf segment.

Timing Effects Impact Operating Expenses

adidas operating expenses as a percentage of sales increased 1.6 percentage points to 33.5% in the first quarter of 2007 (2006: 31.9%). This increase reflects timing effects in the marketing working budget in connection with the launch of the new "Impossible Is Nothing" brand campaign in the first quarter as well as the continued expansion of adidas own-retail activities. In addition, one-time costs associated with the realization of cost synergies from the Reebok acquisition negatively impacted operating expenses. In euro terms, operating expenses grew 8% to € 609 million in the first quarter of 2007 from € 566 million in 2006.

Operating Margin Declines

During the first three months of 2007, adidas operating margin declined 0.9 percentage points to 14.8% (2006: 15.7%). This decrease was a result of the strong increase in operating expenses which more than offset the positive sales and gross margin development. Operating profit for the adidas segment decreased 3% to € 270 million versus € 279 million during the same period in the prior year.

Rule 12g3-2(b) File No. 082-04278

Reebok

In the first quarter of 2007, currency-neutral sales for the Reebok segment increased 22% as a result of growth in all regions, driven by the inclusion of the month of January, which was not consolidated in 2006. In euro terms, this represents an increase of 15% to € 524 million in 2007 from € 454 million in 2006. On a like-for-like basis, currency-neutral sales declined 5%. The gross margin of the Reebok segment increased by 1.1 percentage points to 36.8% in the first quarter of 2007 from 35.7% in 2006, mainly driven by the non-recurrence of negative impacts from purchase price allocation as well as first cost synergies from the combination of the adidas and Reebok sourcing activities, which positively impacted the segment's cost of sales. In euro terms, Reebok gross profit grew 19% to € 193 million in 2007 versus € 162 million in 2006. Reebok's operating margin declined by 2.7 percentage points to 1.1% in the first quarter of 2007 from 3.7% in the prior year, as a result of increased operating expenses as a percentage of sales. These expenses are related to the inclusion of an additional month of Reebok results. Reebok's operating profit decreased by 68% to € 6 million in the first quarter of 2007 versus € 17 million in the prior year.

Consolidation Changes Impact Operational Performance
As the business of Reebok International Ltd. (USA) and its subsidiaries was consolidated within the adidas Group as of February 1, 2006, Reebok's 2006 first quarter results contained only two months of the three-month period. Further, Reebok's 2006 results included sales related to the NBA and Liverpool licensed businesses, which were later transferred to brand adidas. In addition, Greg Norman Collection (GNC)-related retail outlet operations, which were excluded from the divestiture of the GNC business, were transferred from the TaylorMade-adidas Golf segment and are reported as part of Reebok's own-retail activities from January 1, 2007 onwards.

Accounting Effects Impact Results
IFRS regulations stipulate that acquiring companies must allocate the purchase price paid for an acquisition according to the fair values assigned to acquired assets and liabilities, the so-called purchase price allocation (PPA). Reebok's results continue to be negatively impacted by purchase price allocation charges, however to a significantly lesser extent compared to the prior year. In the first quarter of 2007, no PPA impact was incurred on the segment's gross margin (2006: € 22 million). Reebok's operating expenses included € 3 million of negative effects from purchase price allocation in the first quarter of 2007 (2006: € 4 million). As a result, operating margin was impacted by total PPA charges of € 3 million in the first quarter of 2007 versus € 26 million in 2006.

Segment Sales Increase 22% on a Currency-Neutral Basis
In the first quarter of 2007, sales for the Reebok segment grew 22% on a currency-neutral basis as a result of increases in all regions, driven by the inclusion of the month of January, which was not consolidated in 2006. In euro terms, this represents an improvement of 15% to € 524 million in 2007 from € 454 million in 2006. On a like-for-like basis, comparing sales for the full three-month periods and excluding the transfer of the NBA and Liverpool licensed businesses to brand adidas, currency-neutral sales decreased 5%.

Reebok at a Glance € in millions

	Q1 2007	Q1 2006[1]	Change
Net sales	**524**	454	15%
Gross profit	**193**	162	19%
Gross margin	**36.8%**	35.7%	1.1pp
Operating profit	**6**	17	(68%)
Operating margin	**1.1%**	3.7%	(2.7pp)

1) Only includes two months of the three-month period.

Reebok Net Sales by Region € in millions

	Q1 2007	Q1 2006[1]	Change
Europe	**189**	139	35%
North America	**262**	272	(4%)
Asia	**51**	40	30%
Latin America	**22**	14	53%

1) Only includes two months of the three-month period.

Rule 12g3-2(b) File No. 082-04278

Currency-Neutral Sales of Brand Reebok Up 21%
In the first quarter of 2007, sales for the Reebok brand increased 21% on a currency-neutral basis driven by the inclusion of the month of January, which was not consolidated in 2006. In euro terms, this represents an increase of 15% to € 427 million in 2007 from € 372 million in 2006. On a like-for-like basis, sales decreased due to declines in Lifestyle but also in all major sports categories.

Rockport Sales Grow 23% on a Currency-Neutral Basis
Rockport sales grew 23% on a currency-neutral basis in the first quarter of 2007, supported by the inclusion of the month of January, which was not consolidated in 2006. In euro terms, Rockport sales increased 15% to € 69 million in the first quarter of 2007 from € 60 million in the prior year. On a comparable basis, sales decreased due to the absence of major product launches.

Currency-Neutral Sales of Reebok-CCM Hockey Up 37%
First quarter sales of Reebok-CCM Hockey increased 37% on a currency-neutral basis, mainly driven by the inclusion of the month of January, which was not consolidated in 2006. In euro terms, sales were up 27% to reach € 28 million in the first quarter of 2007 versus € 22 million in the prior year. On a comparable basis, sales decreased due to the absence of major product launches.

Reebok Net Sales by Quarter € in millions


Q1 2006[1] 454
Q1 2007 524
Q2 2006 595
Q2 2007
Q3 2006 778
Q3 2007
Q4 2006 645
Q4 2007

1) Only includes two months of the three-month period.

Reebok Sales Increase in All Regions
Reebok sales grew in all regions, supported by the inclusion of the month of January, which was not consolidated in 2006. On a like-for-like basis, however, sales declined in North America, but increased in Europe, Asia and Latin America. First quarter segment sales in Europe increased 37% on a currency-neutral basis, driven by improvements in all major countries. In North America, currency-neutral sales grew 5% in the first quarter driven by increases in both the USA and Canada. First quarter Reebok sales in Asia increased 40% on a currency-neutral basis, driven by strong double-digit growth in all major countries except Japan. In Latin America, first quarter currency-neutral sales were up 71%, as a result of strong sales growth across the region, in particular Mexico. In euro terms, first quarter sales in Europe increased 35% to € 189 million in 2007 from € 139 million in 2006. In North America revenues decreased 4% to € 262 million in 2007 from € 272 million in 2006. Sales in Asia increased 30% to € 51 million in 2007 (2006: € 40 million), and in Latin America revenues increased 53% to € 22 million in 2007 (2006: € 14 million).

Gross Margin Supported by Non-Recurrence of PPA Effects
The gross margin of the Reebok segment increased 1.1 percentage points to 36.8% in the first quarter of 2007 from 35.7% in 2006. This improvement was driven by the non-recurrence of negative impacts from purchase price allocation as well as first positive impacts from cost synergies resulting from the combination of the sourcing activities of adidas and Reebok, which positively impacted the segment's cost of sales. This more than compensated negative impacts from the inclusion of the month of January, which is traditionally characterized by higher than average clearance activities, as well as from efforts to complete clearance of older Reebok product in major markets. In euro terms, Reebok gross profit grew 19% to € 193 million in 2007 versus € 162 million in 2006.

Rule 12g3-2(b) File No. 082-04278

Strong Increase of Royalty and Commission Income

For the first quarter of 2007, royalty and commission income at Reebok grew 222% to € 8 million from € 3 million in the prior year. This improvement is mainly due to the inclusion of the month of January as well as an increased number of units sold and higher average royalty rates. Reebok's royalty and commission income relates primarily to royalty income for fitness equipment.

Operating Expenses Up

Operating expenses as a percentage of sales increased by 4.8 percentage points to 37.3% in the first quarter of 2007 versus 32.5% in 2006. This was due to the inclusion of January, which is traditionally characterized by higher than average operating expenses as a percentage of sales. In addition, higher operating expenses such as marketing and product development costs for revitalizing the Reebok brand as well as increased costs for the Reebok integration into the adidas Group contributed to this increase. As a result, Reebok's operating expenses grew 32% to € 196 million in the first quarter of 2007 from € 148 million in the prior year.

Operating Margin Declines

In the first quarter of 2007, the operating margin of the Reebok segment declined by 2.7 percentage points to 1.1% from 3.7% in the prior year, primarily as a result of increased operating expenses as a percentage of sales, which more than offset the segment's gross margin increase. As a result, Reebok's operating profit decreased 68% to € 6 million in the first quarter of 2007 versus € 17 million in the prior year.

Reebok Operating Profit by Quarter € in millions


Q1 2006[1] 17
Q1 2007 6
Q2 2006 (4)
Q2 2007
Q3 2006 58
Q3 2007
Q4 2006 15
Q4 2007

1) Only includes two months of the three-month period.

Rule 12g3-2(b) File No. 082-04278

TaylorMade-adidas Golf

Sales for TaylorMade-adidas Golf in the first quarter of 2007 decreased 4% on a currency-neutral basis, as a result of the divestiture of the Greg Norman Collection (GNC) wholesale business. Excluding this effect, currency-neutral sales increased 5%. In euro terms, segment sales decreased 10% to € 180 million in 2007 from € 201 million in 2006. The segment's gross margin increased 1.0 percentage point to 43.9% (2006: 42.9%) as a result of higher margins in several product categories. In euro terms, gross profit declined 8% to € 79 million in 2007 from € 86 million in the prior year. Due to higher operating expenses as a percentage of sales, which more than offset the positive gross margin development, the segment's operating margin decreased 1.6 percentage points to negative 0.4% (2006: 1.2%). Operating profit decreased 129% to negative € 1 million from € 2 million in 2006.

TaylorMade-adidas Golf at a Glance[1] € in millions

	Q1 2007	Q1 2006	Change
Net sales	**180**	201	(10%)
Gross profit	**79**	86	(8%)
Gross margin	**43.9%**	42.9%	1.0pp
Operating profit	**(1)**	2	(129%)
Operating margin	**(0.4%)**	1.2%	(1.6pp)

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Q1 TaylorMade-adidas Golf Net Sales € in millions


2003 134
2004 116
2005 149
2006[1] 201
2007 180

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

TaylorMade-adidas Golf Net Sales by Region[1] € in millions

	Q1 2007	Q1 2006	Change
Europe	**24**	23	6%
North America	**100**	122	(18%)
Asia	**55**	54	0%
Latin America	**1**	1	(5%)

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

GNC Divestiture Affects Reported Results

Compared to the prior year, 2007 financial results of the TaylorMade-adidas Golf segment do not include results of the GNC apparel business. This is a result of the divestiture of the GNC wholesale business to MacGregor Golf Company, which was completed on November 21, 2006. In addition, the results of the GNC-related retail outlet operations, which were excluded from the transaction, are now reported in the Reebok business segment. In total, the GNC apparel business contributed € 16 million of sales to the TaylorMade-adidas Golf segment in the first quarter of 2006.

Like-for-Like Sales Increase 5% Currency-Neutral

First quarter currency-neutral sales at TaylorMade-adidas Golf decreased 4% as a result of the divestiture of the GNC wholesale business. In euro terms, segment sales decreased 10% to € 180 million in 2007 from € 201 million in 2006. However, on a comparable basis, excluding prior year GNC sales, currency-neutral revenues increased 5%. Sales increases in metalwoods and adidas Golf categories contributed to this development.

Rule 12g3-2(b) File No. 082-04278

Like-for-Like Sales Up in All Regions

TaylorMade-adidas Golf currency-neutral sales grew in all regions except North America. Sales in this region were negatively impacted by the divestiture of the GNC wholesale business. First quarter sales in Europe increased 5% on a currency-neutral basis, driven by strong growth in the UK. In North America, sales decreased 11% on a currency-neutral basis in the first quarter. Revenues declined in both the USA and Canada. First quarter TaylorMade-adidas Golf sales in Asia increased 9% on a currency-neutral basis, driven by strong double-digit growth in South Korea more than offsetting declines in Japan. In Latin America, first quarter currency-neutral sales increased 5%. Strong sales growth in Argentina was the primary driver of this development. In euro terms, sales in Europe increased 6% to € 24 million in 2007 from € 23 million in 2006. Revenues in North America decreased 18% to € 100 million in 2007 from € 122 million in 2006. In Asia, sales increased modestly to € 55 million in 2007 (2006: € 54 million), and in Latin America sales decreased 5% to € 1 million in 2007 (2006: € 1 million). On a like-for-like basis, excluding the impact from the divestiture of the GNC wholesale business, sales increased in all regions.

Gross Margin Increases to 43.9%

TaylorMade-adidas Golf gross margin increased 1.0 percentage point to 43.9% (2006: 42.9%) in the first quarter of 2007, due to higher margins in several product categories, in particular metalwoods and irons. As the higher gross margin could not compensate the sales decline, gross profit decreased by 8% to € 79 million in 2007 versus € 86 million in 2006.

TaylorMade-adidas Golf Net Sales by Quarter[1] € in millions

Q1 2006	201
Q1 2007	180
Q2 2006	264
Q2 2007	
Q3 2006	194
Q3 2007	
Q4 2006	197
Q4 2007	

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

TaylorMade-adidas Golf Operating Profit by Quarter[1]
€ in millions

Q1 2006	2
Q1 2007	(1)
Q2 2006	33
Q2 2007	
Q3 2006	15
Q3 2007	
Q4 2006	22
Q4 2007	

1) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Royalty and Commission Income Decreases

Royalty and commission income at TaylorMade-adidas Golf declined 29% to negative € 5 million in 2007 (2006: negative € 4 million). This development was driven by higher intra-Group royalties paid to the adidas segment as a result of increased sales at adidas Golf, which are recorded in the TaylorMade-adidas Golf segment. In the adidas segment, these intra-Group royalties are correspondingly shown as part of royalty and commission income.

GNC Divestiture Impacts Operating Expenses

Operating expenses as a percentage of sales at TaylorMade-adidas Golf increased 1.7 percentage points to 41.3% in the first quarter of 2007 from 39.5% in 2006, mainly as a result of the divestiture of the GNC wholesale business, which had lower marketing expenditures as a percentage of sales. In absolute terms, however, operating expenses decreased 7% to € 74 million in 2007 from € 79 million in 2006.

Operating Profit Declines

The TaylorMade-adidas Golf operating margin decreased 1.6 percentage points to negative 0.4% in the first quarter of 2007 from 1.2% in 2006, as the higher gross margin could not offset higher operating expenses as a percentage of sales. Operating profit for TaylorMade-adidas Golf declined 129% to negative € 1 million in the first quarter of 2007 versus € 2 million in 2006.

Rule 12g3-2(b) File No. 082-04278

Subsequent Events and Outlook

There are no changes to the projections of the Group's development in 2007 as presented in our 2006 annual report. Based on our extensive product pipeline and strong marketing initiatives for all our brands, we are confident that we will again be able to deliver strong top- and bottom-line performance this year, and improve our key balance sheet metrics. For the adidas Group, we expect to grow currency-neutral sales at a mid-single-digit rate, driven by growth in all our regions and all our segments, except TaylorMade-adidas Golf, where sales will decline due to the divestiture of the GNC wholesale business. We will continue to realize integration synergies and further increase cost optimization throughout our organization. As a result, we project increases in both our gross and operating margins, which we expect to be between 45 and 47% and around 9%, respectively. Further, we forecast net income attributable to shareholders to grow at a double-digit rate approaching 15%. We believe the current economic and retail environment supports our expectations given positive growth projections for our industry and the global economy. No material events between the end of the first quarter 2007 and the publication of this report on May 8, 2007 have altered our view.

Subsequent Macroeconomic Developments

Between the end of the first quarter 2007 and the publication of this report on May 8, 2007, there have been no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.

Subsequent Changes in the Group's Distribution Structure

On April 5, 2007, we announced the planned consolidation of the existing footwear and apparel distribution centers of the adidas and Reebok brands in the USA, which we expect to be completed by fall 2009. The decision to develop an integrated distribution network will strengthen our Group's competitive position and contribute to the synergies created by the Reebok integration. Construction on the new facilities in Spartanburg, South Carolina will begin later this year.

Other Subsequent Group Events

Based on a Memorandum of Understanding signed by the Group's Management on December 21, 2006, part of the assets of GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG and adidas AG as well as assets of Immobilien-invest und Betriebsgesellschaft Herzo-Base GmbH & Co. KG within the HQ/Consolidation segment were presented in the balance sheet for the year ending December 31, 2006 and the quarter ending March 31, 2007 as disposal groups held-for-sale. Selling negotiations were completed on May 4, 2007 with the signing of the respective agreements. However, execution of these agreements is subject to the various conditions of approval by external bodies. Depending among other things on the further development of the real estate projects, both the cash inflow and the related impact on earnings will be spread over several years. We do not expect this event to have a material impact on earnings on an annual basis. There were no other material events between March 31, 2007 and the publication of this report which we expect to impact our business going forward.

No Changes to Assessment of Opportunities and Risks

An overview of opportunities and risks is contained in the information provided in the 2006 annual report. During the first quarter 2007, our assessment of opportunities and risks has not changed.

Economic Growth Expected to Moderate versus Prior Year

Global economic growth in 2007 is expected to be slightly lower compared to the prior year. While all regions are forecasted to expand, risks exist with regard to the development of the North American economy. A stronger than expected economic slowdown in this region could potentially have spill-over effects on other regions. In Europe, economic growth is expected to slow slightly in the second half of the year as monetary tightening and a deceleration of global growth start to dampen economic activity. This projection is supported by major sentiment indicators which traded sideways in recent months. In North America, uncertainty regarding the development of the housing market is likely to continue for some time. Full year economic activity is forecasted to slow markedly compared to 2006. Improving sentiment in the manufacturing sector and continued solid commercial construction activity, however, limit the risk of a recession. The Asian emerging markets, in particular China, are projected to remain firmly on a growth track, driven by both domestic demand and export activity. However, for Japan, recent economic reports suggest sustained economic expansion on more moderate levels compared to the previous year. The economies in Latin America are expected to enjoy solid growth rates in 2007.

Rule 12g3-2(b) File No. 082-04278

Mixed Outlook for Sporting Goods Industry

In 2007, we project modest growth for the global sporting goods industry. We expect the European market to grow at low-single-digit rates. In the first half year, in particular, the industry faces the challenge of compensating for the boost provided last year by the 2006 FIFA World Cup™, which took place in Germany. In Western Europe, retail market conditions are likely to remain tough. This applies particularly to the UK and to a lesser degree France, where the market continues to be characterized by fierce competition and promotional activity. For the North American sporting goods market, we project low-single-digit growth in 2007. While mall-based retailers continue to be negatively impacted by a lack of differentiation, other retail channels are delivering positive sales and profitability developments. The Asian sporting goods market is forecasted to continue its expansion and grow at high-single-digit rates. Strong growth in China and the region's other emerging markets is expected to more than compensate continued weakness in Japan. In Latin America, we continue to project the industry to grow at mid-single-digit rates. While the momentum of the region's sporting goods industry is projected to remain intact, import duties and quotas are increasingly limiting cross-border transfer of goods and forcing suppliers to produce locally.

Group Sales Expected to Grow at Mid-Single-Digit Rates in 2007

Based on the solid performance in the first quarter, we expect the Group's net sales to develop better than the global economy and at least develop in line with the sporting goods industry. On a currency-neutral basis, we project Group revenues for the full year to grow at mid-single-digit rates in 2007. Growth in the remaining quarters will be weighted towards the second half as the positive effects of the 2006 FIFA World Cup™ will not be repeated in the second quarter. We are confident to achieve another record year in sales with growth coming from all segments except TaylorMade-adidas Golf and all regions.

Mid-Single-Digit Sales Growth Expected at Brand adidas

Backlogs for the adidas brand at the end of March 2007 increased 7% versus the prior year on a currency-neutral basis. The improvement acknowledges our strong product pipeline for the second half of the year. This represents an increase of 2% in euro terms. Footwear backlogs grew 5% in currency-neutral terms (stable in euros). Mixed development in North America was more than offset by growth in Asia and in Europe's emerging markets. Apparel backlogs grew 12% on a currency-neutral basis (+7% in euros), driven by a solid increase in Europe and double-digit growth in North America and Asia. Hardware backlogs, particularly in Europe, negatively affected growth rates due to declines in the football category. As a result of the solid backlog development, we project sales at brand adidas to grow at a mid-single-digit rate on a currency-neutral basis in 2007.

Currency-Neutral Development of adidas Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	2	(6)	22	**5**
Apparel	7	12	18	**12**
Total[2]	**4**	**2**	**18**	**7**

1) At year-end, change year-over-year.
2) Includes hardware backlogs.

Development of adidas Order Backlogs in € by Product Category and Region[1] in %

	Europe	North America	Asia	Total
Footwear	0	(14)	14	**(0)**
Apparel	6	2	10	**7**
Total[2]	**2**	**(7)**	**10**	**2**

1) At year-end, change year-over-year.
2) Includes hardware backlogs.

Rule 12g3-2(b) File No. 082-04278

Modest Sales Growth Expected for Reebok Segment

Backlogs for the Reebok brand at the end of the first quarter increased 3% versus the prior year on a currency-neutral basis, showing the first positive quarter-end development since the completion of the acquisition in January 2006. In euro terms, this equates to a decline of 3%. Footwear backlogs declined 9% in currency-neutral terms (–14% in euros), mainly due to decreases in North America and Europe. Apparel backlogs grew by 16% on a currency-neutral basis (+9% in euros), driven by strong growth in North America and Asia. Full year sales at Reebok are expected to grow at low-single-digit rates compared to the prior year.

Currency-Neutral Development of Reebok Order Backlogs by Product Category and Region[1] in %

	Europe	North America	Total[2]
Footwear	(6)	(13)	(9)
Apparel	3	18	16
Total[3]	**0**	**1**	**3**

1) At year-end, change year-over-year.
2) Includes Asia backlogs.
3) Includes hardware backlogs.

Development of Reebok Order Backlogs in € by Product Category and Region[1] in %

	Europe	North America	Total[2]
Footwear	(7)	(21)	(14)
Apparel	2	7	9
Total[3]	**(1)**	**(8)**	**(3)**

1) At year-end, change year-over-year.
2) Includes Asia backlogs.
3) Includes hardware backlogs.

Mid-Single-Digit Sales Growth Expected at TaylorMade-adidas Golf

Because of the different order profile in golf compared to other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, trade show performance and ongoing dialog with customers supports continued positive development of the segment. As a result of our strong product pipeline, we are confident that in 2007 currency-neutral TaylorMade-adidas Golf sales will grow at mid-single-digit rates on a like-for-like basis. However, due to the divestiture of the GNC wholesale business at the end of November 2006, reported sales for TaylorMade-adidas Golf will decline in 2007 compared to the prior year.

Rule 12g3-2(b) File No. 082-04278

Group Gross Margin to Improve Strongly

In 2007, we expect the adidas Group gross margin to be in the range of between 45 and 47%, driven by underlying improvements in all three brand segments. Margin expansion will be supported by the non-recurrence of a € 76 million non-cash accounting charge related to purchase price allocation following the Reebok acquisition, which negatively impacted the Reebok gross margin in 2006.

Operating Margin to Show Slight Improvement

In 2007, we expect an operating margin for the adidas Group of around 9%, which will be modestly higher than in 2006. Gross margin improvements at all brands will drive this development, largely offset by higher operating expenses at Reebok, TaylorMade-adidas Golf and within HQ/Consolidation.

Net Income Growth for the adidas Group to Approach 15%

We expect net income attributable to shareholders for the adidas Group to grow at double-digit rates, approaching 15% versus the 2006 level of € 483 million and outpacing sales development. Top-line improvement and increased profitability will be the primary drivers of this positive development. In addition, we expect lower interest expenses as a result of a reduction in average debt to have a positive impact on net income, partially offset by a higher tax rate versus the prior year. From a quarterly perspective, we expect net income attributable to shareholders to grow at double-digit rates in each of the remaining three quarters this year.

Free Cash Flow to Drive Reductions in Net Borrowings

We intend to further reduce our net borrowings in 2007 to below € 2 billion through continued strong free cash flow generation and tight working capital management. In 2007, we project free cash flow of at least € 200 million to € 300 million.

adidas Group 2007 Targets

Currency-neutral sales growth	mid-single-digit
Gross margin	45 to 47%
Operating margin	approx. 9%
Net income growth	double-digit, approaching 15%

Rule 12g3-2(b) File No. 082-04278

Consolidated Balance Sheet € in millions

	Mar. 31 2007	Mar. 31 2006	Change in %	Dec. 31 2006
Cash and cash equivalents	**257**	268	(4.1)	311
Short-term financial assets	**23**	20	12.7	36
Accounts receivable	**1,777**	1,898	(6.4)	1,415
Inventories	**1,536**	1,586	(3.2)	1,607
Income tax receivables	**71**	43	66.8	84
Other current assets	**468**	548	(14.5)	413
Assets classified as held for sale	**59**	—		59
Total current assets	**4,191**	4,363	(4.0)	3,925
Property, plant and equipment, net	**672**	676	(0.5)	689
Goodwill, net	**1,507**	1,570	(4.0)	1,516
Trademarks, net	**1,438**	1,577	(8.9)	1,454
Other intangible assets, net	**214**	274	(21.7)	223
Long-term financial assets	**108**	120	(10.0)	106
Deferred tax assets	**356**	526	(32.3)	332
Other non-current assets	**141**	169	(16.5)	134
Total non-current assets	**4,436**	4,912	(9.7)	4,454
Total assets	**8,627**	9,275	(7.0)	8,379
Accounts payable	**636**	765	(16.9)	752
Income taxes	**300**	362	(17.0)	283
Accrued liabilities and provisions	**915**	897	2.0	921
Other current liabilities	**256**	248	3.2	232
Liabilities classified as held for sale	**5**	—		4
Total current liabilities	**2,112**	2,272	(7.1)	2,192
Long-term borrowings	**2,799**	3,240	(13.6)	2,578
Pensions and similar obligations	**138**	150	(7.7)	134
Deferred tax liabilities	**521**	701	(25.7)	522
Non-current accrued liabilities and provisions	**71**	68	4.3	74
Other non-current liabilities	**46**	28	62.6	43
Total non-current liabilities	**3,575**	4,187	(14.6)	3,351
Share capital	**204**	130	56.5	204
Reserves	**403**	645	(37.4)	425
Retained earnings	**2,324**	1,999	16.3	2,199
Shareholders' equity	**2,931**	2,774	5.7	2,828
Minority interests	**9**	42	(78.6)	8
Total equity	**2,940**	2,816	4.4	2,836
Total liabilities and equity	**8,627**	9,275	(7.0)	8,379

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Consolidated Income Statement € in millions

	1st Quarter 2007	1st Quarter 2006	Change
Net sales	**2,538**	2,459	3.2%
Cost of sales	**1,350**	1,352	(0.1%)
Gross profit	**1,188**	1,107	7.3%
(% of net sales)	**46.8%**	45.0%	1.8pp
Royalty and commission income	**23**	15	49.3%
Other operating income and expenses	**982**	874	12.3%
(% of net sales)	**38.7%**	35.6%	3.1pp
Operating profit	**229**	248	(7.6%)
(% of net sales)	**9.0%**	10.1%	(1.1pp)
Financial income	**7**	21	(66.8%)
Financial expenses	**45**	49	(9.0%)
Income before taxes	**191**	220	(13.1%)
(% of net sales)	**7.5%**	9.0%	(1.4pp)
Income taxes	**62**	70	(11.6%)
(% of income before taxes)	**32.4%**	31.8%	0.5pp
Net income	**129**	150	(13.8%)
(% of net sales)	**5.1%**	6.1%	(1.0pp)
Net income attributable to shareholders	**128**	144	(10.9%)
(% of net sales)	**5.0%**	5.8%	(0.8pp)
Net income attributable to minority interests	**1**	6	(78.5%)
Basic earnings per share (in €)[1]	**0.63**	0.71	(11.0%)
Diluted earnings per share (in €)[1]	**0.60**	0.67	(10.7%)

Rounding differences may arise in percentages and totals.

1) Figures adjusted for 1:4 share split conducted on June 6, 2006.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Cash Flows € in millions

	1st Quarter 2007	1st Quarter 2006
Operating activities:		
Income before taxes	191	220
Adjustments for:		
Depreciation and amortization	52	40
Unrealized foreign exchange losses, net	0	1
Interest income	(7)	(18)
Interest expense	43	47
Losses on sale of property, plant and equipment, net	0	0
Operating profit before working capital changes	279	290
Increase in receivables and other current assets	(424)	(364)
Decrease in inventories	66	36
(Decrease)/Increase in accounts payable and other current liabilities	(69)	2
Cash used in operations	(148)	(36)
Interest paid	(53)	(39)
Income taxes paid	(44)	(36)
Net cash used in operating activities	(245)	(111)
Investing activities:		
Purchase of trademarks and other intangible assets	(10)	(10)
Proceeds from sale of other intangible assets	0	0
Purchase of property, plant and equipment	(26)	(37)
Purchase of finance leased assets	0	(170)
Proceeds from sale of property, plant and equipment	2	1
Acquisition of further investments in subsidiaries	(7)	0
Acquisition of subsidiaries net of cash acquired	0	(2,413)
Buyback of employee stock options and convertible bonds	0	(221)
Sale of short-term financial assets	13	40
Purchase of investments and other long-term assets	(10)	(48)
Interest received	7	18
Net cash used in investing activities	(31)	(2,840)
Financing activities:		
Increase in long-term borrowings	223	1,703
Dividends to minority shareholders	0	(4)
Exercised share options	0	3
Net cash provided by financing activities	223	1,702
Effect of exchange rates on cash	(1)	(8)
Decrease in cash and cash equivalents	(54)	(1,257)
Cash and cash equivalents at beginning of year	311	1,525
Cash and cash equivalents at end of period	257	268

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Recognized Income and Expense € in millions

	1st Quarter 2007	1st Quarter 2006
Net gain/(loss) on cash flow hedges, net of tax	2	(30)
Net loss on hedge of net investments in foreign subsidiaries, net of tax	—	(2)
Actuarial losses/gains of defined benefit plans, net of tax	0	0
Currency translation	(24)	(26)
Net income recognized directly in equity	(22)	(58)
Net income after taxes	129	150
Total income and expense recognized in the financial statements	107	92
Attributable to shareholders of adidas AG	106	86
Attributable to minority interests	1	7

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Notes to Consolidated Interim Financial Statements (IFRS) As at March 31, 2007

1 » Basis of Preparation

The unaudited consolidated interim financial statements of adidas AG and its subsidiaries (collectively the "Group") for the first three months ending March 31, 2007 are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at March 31, 2007, with the exception of IFRS 7, which must not be mandatorily applied for interim financial reporting.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2006 and are in line with IAS 34 "International Accounting Standard No. 34 – Interim Financial Reporting". The interim financial statements also comply with GAS 6 "German Accounting Standard No. 6 – Interim Financial Reporting".

It is believed that the application of new/revised standards and interpretations which are effective from January 1, 2007 will not have a material impact on the Group's financial position, results of operations or cash flows. The Group is currently analyzing the potential impacts of new/revised standards and interpretations that will be effective for financial years after December 31, 2007.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2006 annual consolidated financial statements. The notes contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first three months ending March 31, 2007 are not necessarily indicative of results to be expected for the entire year.

2 » Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas and Reebok brand sales account for over 90% of the Group's net sales, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 » Acquisitions of Subsidiaries

The adidas Group assumed full ownership of its subsidiary in Finland, adidas Suomi OY, Helsinki, by purchasing the remaining shares effective January 2007. Furthermore, the adidas Group purchased further shares of its subsidiary in Greece, adidas Hellas A.E., Thessaloniki, effective January 2007.

4 » Shareholders' Equity

In January 2007, the nominal capital of adidas AG was increased by a further € 30,200 as a result of the exercise of 7,550 stock options and the issuance of 30,200 no-par-value bearer shares associated with the Management Share Option Plan (MSOP). On March 31, 2007, the nominal capital of adidas AG therefore amounted to € 203,567,060 and is divided into 203,567,060 no-par-value bearer shares. Capital reserves thus increased by € 175,296 in the first quarter of 2007.

Rule 12g3-2(b) File No. 082-04278

Consolidated Statement of Changes in Equity € in millions

	Share capital	Capital reserve	Cumulative translation adjustment	Hedging reserve	Other reserve[1]	Retained earnings	Total shareholders' equity	Minority interests	Total equity
Balance at December 31, 2005	**130**	**731**	**(58)**	**47**	**(19)**	**1,853**	**2,684**	**28**	**2,712**
Net income recognized directly in equity			(26)	(32)	0		(58)	0	(58)
Net income						144	144	6	150
Total recognized income and expense for the period			**(26)**	**(32)**	**0**	**144**	**85**	**7**	**92**
Dividend payment							0	(4)	(4)
Exercised share options	0	3					3		3
Acquisition of shares from minority shareholders							0	1	1
Acquisition of Reebok – minority shareholders							0	10	10
Reclassifications of minorities in acccordance with IAS 32						1	1		1
Balance at March 31, 2006	**130**	**734**	**(84)**	**14**	**(19)**	**1,999**	**2,773**	**42**	**2,816**
Balance at December 31, 2006	**204**	**737**	**(273)**	**(20)**	**(18)**	**2,199**	**2,828**	**8**	**2,836**
Net income recognized directly in income			(24)	2	0		(22)	0	(22)
Net income						128	128	1	129
Total recognized income and expense for the period			**(24)**	**2**	**0**	**128**	**106**	**1**	**107**
Exercised share options	0	0					0		0
Reclassifications of minorities in acccordance with IAS 32						(3)	(3)		(3)
Balance at March 31, 2007	**204**	**737**	**(297)**	**(18)**	**(18)**	**2,324**	**2,931**	**9**	**2,940**

1) Reserves for actuarial gains/losses and share option plans.

Rule 12g3-2(b) File No. 082-04278

5 » Other Operating Income and Expenses

Other operating expenses include expenses for marketing, sales and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in the cost of sales. In the first quarter of 2007, other operating income and expenses totaled € 982 million (2006: € 874 million). Thereof, depreciation and amortization amounted to € 50 million (2006: € 39 million) and other operating income amounted to € 8 million (2006: € 10 million).

6 » Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period. Due to the share split, conducted in June 2006, all numbers of shares have been restated by multiplying by four.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the balance sheet date.

Earnings Per Share

	Q1 2007	Q1 2006
Net income attributable to shareholders (€ in millions)	128	144
Weighted average number of shares	203,563,033	203,260,848
Basic earnings per share (€)	0.63	0.71
Net income attributable to shareholders (€ in millions)	128	144
Interest expense on convertible bond (net of taxes) (€ in millions)	3	3
Net income used to determine diluted earnings per share (€ in millions)	131	147
Weighted average number of shares	203,563,033	203,260,848
Weighted share options	199,174	360,175
Weighted assumed conversion convertible bond	15,684,315	15,686,275
Weighted average number of shares for diluted earnings per share	219,446,522	219,307,298
Diluted earnings per share (€)	0.60	0.67

7 » Segmental Reporting

The Reebok segment includes the brands Reebok, Rbk Hockey, CCM Hockey and Rockport. The Greg Norman Collection (GNC) license, which was acquired with the Reebok business and subsequently sold in November 2006, was allocated to the TaylorMade-adidas Golf segment in 2006. GNC-related retail outlet operations, which were excluded from the divestiture of the GNC business, were transferred from the TaylorMade-adidas Golf segment and are reported as part of Reebok's own-retail activities from January 1, 2007 onwards.

Financial information in accordance with the management approach is presented on pages 37–38 of this report.

8 » Subsequent Events

On April 5, 2007, we announced the planned consolidation of the existing footwear and apparel distribution centers of the adidas and Reebok brands in the USA, which we expect to be completed by fall 2009. Construction on the new facilities in Spartanburg, South Carolina will begin later this year.

Based on a Memorandum of Understanding signed by the Group's Management on December 21, 2006, part of the assets of GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG and adidas AG as well as assets of Immobilieninvest und Betriebsgesellschaft Herzo-Base GmbH & Co. KG within the HQ/Consolidation segment were presented in the balance sheet for the year ending December 31, 2006 and the quarter ending March 31, 2007.as disposal groups held-for-sale. Selling negotiations were completed on May 4, 2007 with the signing of the respective agreements. However, execution of these agreements is subject to the various conditions of approval by external bodies. Depending among other things on the further development of the real estate projects, both the cash inflow and the related impact on earnings will be spread over several years.

We do not expect these events to have a material impact on earnings on an annual basis.

Between the end of the first quarter of 2007 and the publication of this report on May 8, 2007, there were no other major Group-specific matters which we expect to influence our business materially going forward.

Herzogenaurach, May 8, 2007 » The Executive Board of adidas AG

Rule 12g3-2(b) File No. 082-04278

Segmental Information by Brand € in millions

	1st Quarter 2007	1st Quarter 2006	Change
adidas			
Net sales	**1,819**	1,776	2.4%
Gross profit	**859**	828	3.8%
Gross margin	**47.2%**	46.6%	0.6pp
Operating profit	**270**	279	(3.5%)
Operating margin	**14.8%**	15.7%	(0.9pp)
Reebok[1]			
Net sales	**524**	454	15.3%
Gross profit	**193**	162	18.9%
Gross margin	**36.8%**	35.7%	1.1pp
Operating profit	**6**	17	(67.6%)
Operating margin	**1.1%**	3.7%	(2.7pp)
TaylorMade-adidas Golf[2]			
Net sales	**180**	201	(10.5%)
Gross profit	**79**	86	(8.3%)
Gross margin	**43.9%**	42.9%	1.0pp
Operating profit	**(1)**	2	(128.6%)
Operating margin	**(0.4%)**	1.2%	(1.6pp)
HQ/Consolidation			
Net sales	**17**	28	(41.1%)
Gross profit	**58**	31	83.5%
Operating profit	**(45)**	(51)	(10.9%)
Operating margin			
Total			
Net sales	**2,538**	2,459	3.2%
Gross profit	**1,188**	1,107	7.3%
Gross margin	**46.8%**	45.0%	1.8pp
Operating profit	**229**	248	(7.6%)
Operating margin	**9.0%**	10.1%	(1.1pp)

Rounding differences may arise in percentages and totals.
1) Figures for 2006 only include two months of the three-month period.
2) Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Rule 12g3-2(b) File No. 082-04278

Segmental Information by Region € in millions

	1st Quarter 2007	1st Quarter 2006	Change in %
Europe			
Net sales	**1,149**	1,067	7.7
North America			
Net sales	**698**	759	(8.0)
Asia			
Net sales	**501**	474	5.7
Latin America			
Net sales	**157**	126	24.7
HQ/Consolidation			
Net sales	**32**	32	(0.9)
Total			
Net sales	**2,538**	2,459	3.2

Rounding differences may arise in percentages and totals.

Rule 12g3-2(b) File No. 082-04278

Management Boards

Executive Board

Herbert Hainer
Chairman and CEO

Glenn Bennett
Global Operations

Robin J. Stalker
Finance

Erich Stamminger
adidas Brand President and CEO

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

1) Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2006 annual report and at www.adidas-Group.com.

Rule 12g3-2(b) File No. 082-04278

FINANCIAL CALENDAR 2007

March 7 »	2006 Full Year Results
»	Analyst and press conferences in Herzogenaurach, Germany
»	Press release, conference call and webcast
May 8 »	First Quarter 2007 Results
»	Press release, conference call and webcast
May 10 »	Annual General Meeting in Fürth (Bavaria), Germany
»	Webcast
May 11 »	Dividend paid (subject to Annual General Meeting approval)
August 8 »	First Half 2007 Results
»	Press release, conference call and webcast
August 22 »	Investor Day
»	Webcast
November 8 »	Nine Months 2007 Results
»	Press release, conference call and webcast

Rule 12g3-2(b) File No. 082-04278

CONTACT

adidas AG
Adi-Dassler-Str. 1, 91074 Herzogenaurach, Germany
Tel: +49 (0) 91 32 84-0, Fax: +49 (0) 91 32 84-2241
www.adidas-Group.com

Investor Relations
Tel: +49 (0) 91 32 84-2920 / 3584, Fax: +49 (0) 91 32 84-3127
e-mail: investor.relations@adidas-Group.com
www.adidas-Group.com/investors

adidas Group is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas Group publications, please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

GROUP

For immediate release **Herzogenaurach, May 8, 2007**

First Quarter 2007 Results:

Group sales grow 9% on a currency-neutral basis
First positive currency-neutral Reebok backlogs
since consolidation within the Group (+3%)
adidas currency-neutral backlogs increase 7% with growth in all regions

- **Group gross margin increases 1.8 percentage points to 46.8%**
- **Net income attributable to shareholders declines 11% in line with expectations**
- **2007 outlook reconfirmed, net income growth expected to approach 15%**

First quarter adidas Group currency-neutral sales grow 9%

During the first quarter of 2007, Group sales increased 9% on a currency-neutral basis, mainly driven by sales growth in the adidas segment and the inclusion of an additional month in the Reebok segment versus the prior year. Currency-neutral sales grew in all regions except North America, where the development was stable. In euro terms, revenues grew 3% to € 2.538 billion from € 2.459 billion in 2006. On a like-for-like basis, including Reebok's revenues for the full three-month periods and excluding the effect from the disposal of the Greg Norman Collection (GNC) wholesale business, sales increased 4% in currency-neutral terms.

"Our Group has gotten off to a strong start in 2007," commented adidas AG Chairman and CEO Herbert Hainer. "The Reebok integration is beginning to pay off as we realize the first revenue and cost synergies. adidas and TaylorMade-adidas Golf impressed with strong product launches."

adidas and Reebok segments drive first quarter top-line growth

The adidas segment set the pace for the Group's organic sales growth in the first quarter of 2007. Currency-neutral **adidas** revenues increased 7% during the first three months. In the **Reebok** segment, currency-neutral sales increased 22% as in the first quarter of 2007 three months of Reebok's revenues are consolidated versus only February and March in the prior year. On a like-for-like basis, comparing the full three-month periods and excluding the transfer of the NBA and Liverpool licensed businesses to brand adidas, currency-neutral Reebok sales declined by 5%. At **TaylorMade-adidas Golf**, currency-neutral revenues decreased 4%. On a like-for-like basis, excluding prior year GNC sales, however, sales increased 5%. Currency translation effects negatively impacted sales at all brands in euro terms. **adidas** sales in euro terms increased 2% to € 1.819 billion in the first quarter

of 2007 from € 1.776 billion in 2006. Sales at **Reebok** increased 15% to reach € 524 million versus € 454 million in the prior year. **TaylorMade-adidas Golf** sales in euro terms declined 10% to € 180 million in 2007 from € 201 million in 2006.

	2007	**2006**	**Change y-o-y in euro terms**	**Change y-o-y currency-neutral**
	€ in millions	€ in millions	in %	in %
adidas	**1,819**	1,776	2	7
Reebok[1]	**524**	454	15	22
TaylorMade-adidas Golf[2]	**180**	201	(10)	(4)
HQ/Consolidation	**17**	28	(41)	(37)
Total	**2,538**	**2,459**	**3**	**9**

Q1 net sales growth by segment

[1] Reebok first quarter 2006 results only included two months of the three-month period.
[2] Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

Sales increase strongly in nearly all regions

adidas Group sales grew strongly in all regions except North America where sales were stable. This growth was driven by strong operational developments at brand adidas as well as the consolidation of three months of Reebok's revenues in the first quarter of 2007 versus only February and March in the prior year. First quarter adidas Group sales in **Europe** grew 10% on a currency-neutral basis. In **North America**, Group sales were stable on a currency-neutral basis. Sales for the adidas Group in **Asia** and **Latin America** increased 13% and 36% respectively on a currency-neutral basis in the first quarter of 2007. Currency translation effects negatively impacted reported sales in all regions. Sales in **Europe** increased 8% in euro terms to € 1.149 billion in 2007 from € 1.067 billion in 2006. Sales in **North America** decreased 8% to € 698 million in 2007 from € 759 million in the prior year. In euro terms, revenues in **Asia** grew 6% to € 501 million in 2007 from € 474 million in 2006. Sales in **Latin America** grew 25% to € 157 million in 2007 from € 126 million in the prior year.

	2007	2006[1]	Change y-o-y in euro terms	Change y-o-y currency-neutral
	€ in millions	€ in millions	in %	in %
Europe	**1,149**	1,067	8	10
North America	**698**	759	(8)	0
Asia	**501**	474	6	13
Latin America	**157**	126	25	36
Total[2]	**2,538**	**2,459**	**3**	**9**

Q1 net sales growth by region

[1] Including Reebok business segment from February 1, 2006 onwards. Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.
[2] Including HQ/Consolidation.

Group gross margin increases by 1.8 percentage points

The gross margin of the adidas Group increased by 1.8 percentage points to 46.8% in the first quarter of 2007 (2006: 45.0%), driven by improvements in all segments. This mainly reflects the non-recurrence of negative impacts from purchase price allocation in the Reebok segment in an amount of € 22 million, positive impacts from increased own-retail activities at brand adidas as well as the first cost synergies in the sourcing of both adidas and Reebok products. This more than offset negative gross margin impacts at Reebok due to the inclusion of an additional month of Reebok results in the first quarter of 2007, as January is traditionally characterized by higher than average clearance activities. An increased gross margin at TaylorMade-adidas Golf also contributed to the Group gross margin increase. As a result of the Group's strong underlying top-line growth and gross margin improvement, gross profit for the adidas Group rose strongly by 7% in the first quarter of 2007 to reach € 1.188 billion versus € 1.107 billion in the prior year.

Operating profit declines 8%

The operating margin of the adidas Group declined 1.1 percentage points to 9.0% in the first quarter of 2007 (2006: 10.1%) largely due to the inclusion of an additional month of Reebok results, as January is traditionally characterized by higher than average operating expenses as a percentage of sales, as well as timing effects in the marketing working budget. The operating expense increase more than compensated gross profit improvements. As a result, operating profit for the adidas Group declined 8% in the first quarter of 2007 to reach € 229 million versus € 248 million in 2006.

Income before taxes decreases by 13%

Income before taxes for the adidas Group declined 13% to € 191 million in the first quarter of 2007 from € 220 million in 2006. The decline in the Group operating profit as well as increased net financial expenses contributed to this

development. Net financial expenses increased 36% to € 38 million from € 28 million in the prior year as a result of lower financial income in 2007 compared to the first quarter of the prior year.

Net income attributable to shareholders down 11% in line with expectations
The Group's net income attributable to shareholders declined 11% to € 128 million in the first quarter of 2007 from € 144 million in 2006 as a result of a decline of the Group's operating profit, increased net financial expenses as well as a slightly higher tax rate, which increased 0.5 percentage points to 32.4% in the first quarter of 2007 from 31.8% in the prior year. The Group's minority interests, however, declined by 78% to € 1 million in the first quarter of 2007 from € 6 million in the prior year due to the take-over of the adidas joint venture partner in Korea, effective September 1, 2006.

Basic and diluted earnings per share decline 11%
In line with the decrease of the Group's net income attributable to shareholders, basic earnings per share declined 11% to € 0.63 in the first quarter of 2007 versus € 0.71 in 2006. Diluted earnings per share in the first quarter of 2007 also declined 11% to € 0.60 from € 0.67 in the prior year. The dilutive effect mainly results from approximately sixteen million additional potential shares that could be created in relation to the outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004.

Working capital progress continues
Group inventories decreased 3% to € 1.536 billion at the end of the first quarter of 2007 versus € 1.586 billion in 2006. On a currency-neutral basis, inventories increased 3% which is below sales growth expectations for the adidas Group. Group receivables decreased 6% (–1% currency-neutral) to € 1.777 billion at the end of the first quarter of 2007 versus € 1.898 billion in the prior year, clearly below sales growth in the quarter.

Net borrowings reduced by € 432 million
Net borrowings at March 31, 2007 were € 2.519 billion, down 15% or € 432 million versus € 2.952 billion in the prior year. Strong bottom-line profitability and continued tight working capital management were the drivers of this reduction.

adidas backlogs grow 7% on a currency-neutral basis
Backlogs for the adidas brand at the end of March 2007 increased 7% versus the prior year on a currency-neutral basis. This represents a significant sequential improvement of 6 percentage points versus the prior quarter, driven by notable increases in Europe and North America. The increase acknowledges the strong product pipeline for the second half of the year. In euro terms, adidas backlogs grew 2%. Footwear backlogs increased 5% in

currency-neutral terms (stable in euros). Mixed development in North America was more than offset by growth in Asia and in Europe's emerging markets. Apparel backlogs grew 12% on a currency-neutral basis (+7% in euros), driven by a solid increase in Europe and double-digit growth in both North America and Asia.

	Footwear		Apparel		Total[1]	
	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	0	2	6	7	2	4
North America	(14)	(6)	2	12	(7)	2
Asia	14	22	10	18	10	18
Total	**(0)**	**5**	**7**	**12**	**2**	**7**

Year-over-year development adidas order backlogs by product category and region as at March 31, 2007

[1] Includes hardware backlogs.

Reebok backlog development positive for first time since consolidation within the Group

Backlogs for the Reebok brand at the end of the first quarter increased 3% versus the prior year on a currency-neutral basis, showing the first positive quarter-end development since the consolidation of the business within the adidas Group. In euro terms, this equates to a decline of 3%. Footwear backlogs declined 9% in currency-neutral terms (–14% in euros), mainly due to decreases in North America and Europe. Apparel backlogs grew by 16% on a currency-neutral basis (+9% in euros), driven by strong growth in North America and Asia.

	Footwear		Apparel		Total[1]	
	in €	currency-neutral	in €	currency-neutral	in €	currency-neutral
Europe	(7)	(6)	2	3	(1)	0
North America	(21)	(13)	7	18	(8)	1
Total	**(14)**	**(9)**	**9**	**16**	**(3)**	**3**

Year-over-year development Reebok order backlogs by product category and region as at March 31, 2007

[1] Includes hardware backlogs.

2007 outlook reconfirmed

Based on the solid performance in the first quarter, Group revenues for the full year are projected to grow at mid-single-digit rates in 2007. Growth in the remaining quarters will be weighted towards the second half as the positive effects of the 2006 FIFA World Cup™ will not be repeated in the second quarter of 2007. Sales at brand adidas are expected to increase at a mid-single-digit rate on a currency-neutral basis in 2007. Revenues at Reebok are forecasted to improve at low-single digit rates compared to the prior year. Currency-neutral TaylorMade-adidas Golf sales will grow at mid-single-digit

rates on a like-for-like basis. The Group gross margin is expected to be in the range of between 45 and 47%, driven by underlying improvements in all three brand segments and the non-recurrence of a € 76 million non-cash accounting charge related to purchase price allocation, which negatively impacted the Reebok gross margin in 2006. The Group's operating margin is forecasted to be around 9%, which will be modestly higher than in 2006. Gross margin improvements at all brands will drive this development, largely offset by higher operating expenses at Reebok, TaylorMade-adidas Golf and within HQ/Consolidation. Net income attributable to shareholders for the adidas Group is expected to grow at a double-digit rate, approaching 15%.

Herbert Hainer stated: "The positive Reebok backlog development is encouraging as we begin to make progress on the revitalization of the brand. We still have a way to go, and will maintain discipline and focus to ensure we bring about sustainable and long-term profitable growth at Reebok. For the Group, we are on track and ready to drive strong top-and bottom-line growth in 2007 despite the lack of major sport events."

***

Contacts:

Media Relations
Jan Runau
Chief Corporate
Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President,
Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas Group
Consolidated Income Statement (IFRS)

€ in millions	1st Quarter 2007	1st Quarter 2006	Change
Net sales	2,538	2,459	*3.2* %
Cost of sales	1,350	1,352	*(0.1)* %
Gross profit	**1,188**	**1,107**	*7.3* %
(% of net sales)	46.8%	45.0%	*1.8 PP*
Royalty and commission income	23	15	*49.3* %
Other operating income and expenses	982	874	*12.3* %
(% of net sales)	38.7%	35.6%	*3.1 PP*
Operating profit	**229**	**248**	*(7.6)* %
(% of net sales)	9.0%	10.1%	*(1.1) PP*
Financial income	7	21	*(66.8)* %
Financial expenses	45	49	*(9.0)* %
Income before taxes	**191**	**220**	*(13.1)* %
(% of net sales)	7.5%	9.0%	*(1.4) PP*
Income taxes	62	70	*(11.6)* %
(% of income before taxes)	32.4%	31.8%	*0.5 PP*
Net income	**129**	**150**	*(13.8)* %
(% of net sales)	5.1%	6.1%	*(1.0) PP*
Net income attributable to shareholders	**128**	**144**	*(10.9)* %
(% of net sales)	5.0%	5.8%	*(0.8) PP*
Net income attributable to minority interests	**1**	**6**	*(78.5)* %
Basic earnings per share (in €)[1]	**0.63**	**0.71**	*(11.0)* %
Diluted earnings per share (in €)[1]	**0.60**	**0.67**	*(10.7)* %

Net Sales

€ in millions	1st Quarter 2007	1st Quarter 2006	Change
adidas	1,819	1,776	*2.4* %
Reebok[2]	524	454	*15.3* %
TaylorMade-adidas Golf[3]	180	201	*(10.5)* %
Europe	1,149	1,067	*7.7* %
North America	698	759	*(8.0)* %
Asia	501	474	*5.7* %
Latin America	157	126	*24.7* %

Rounding differences may arise in percentages and totals.

[1] Figures adjusted for 1:4 share split conducted on June 6, 2006.

[2] Reebok first quarter 2006 results only included two months of the three-month period.

[3] Including Greg Norman apparel business from February 1, 2006 to November 30, 2006.

adidas Group
Consolidated Balance Sheet (IFRS)

€ in millions	Mar. 31 2007	Mar. 31 2006	Change	Dec. 31 2006
Cash and cash equivalents	257	268	(4.1)%	311
Short-term financial assets	23	20	12.7%	36
Accounts receivable	1,777	1,898	(6.4)%	1,415
Inventories	1,536	1,586	(3.2)%	1,607
Income tax receivables	71	43	66.8%	84
Other current assets	468	548	(14.5)%	413
Assets classified as held for sale	59	-	-	59
Total current assets	**4,191**	**4,363**	**(4.0%)**	**3,925**
Property, plant and equipment, net	672	676	(0.5)%	689
Goodwill, net	1,507	1,570	(4.0)%	1,516
Trademarks, net	1,438	1,577	(8.9)%	1,454
Other intangible assets, net	214	274	(21.7)%	223
Long-term financial assets	108	120	(10.0)%	106
Deferred tax assets	356	526	(32.3)%	332
Other non-current assets	141	169	(16.5)%	134
Total non-current assets	**4,436**	**4,912**	**(9.7%)**	**4,454**
Total assets	**8,627**	**9,275**	**(7.0%)**	**8,379**
Accounts payable	636	765	(16.9)%	752
Income taxes	300	362	(17.0)%	283
Accrued liabilities and provisions	915	897	2.0%	921
Other current liabilities	256	248	3.2%	232
Liabilities classified as held for sale	5	-	-	4
Total current liabilities	**2,112**	**2,272**	**(7.1%)**	**2,192**
Long-term borrowings	2,799	3,240	(13.6)%	2,578
Pensions and similar obligations	138	150	(7.7)%	134
Deferred tax liabilities	521	701	(25.7)%	522
Non-current accrued liabilities and provisions	71	68	4.3%	74
Other non-current liabilities	46	28	62.6%	43
Total non-current liabilities	**3,575**	**4,187**	**(14.6%)**	**3,351**
Share capital	204	130	56.5%	204
Reserves	403	645	(37.4)%	425
Retained earnings	2,324	1,999	16.3%	2,199
Shareholders' equity	2,931	2,774	5.7%	2,828
Minority interests	9	42	(78.6)%	8
Total equity	**2,940**	**2,816**	**4.4%**	**2,836**
Total liabilities and equity	**8,627**	**9,275**	**(7.0%)**	**8,379**
Additional balance sheet information				
Operating working capital	2,677	2,719	*(1.6)%*	2,270
Working capital	2,078	2,090	*(0.6)%*	1,733
Net total borrowings	2,519	2,952	*(14.6)%*	2,231
Financial leverage	86.0%	106.4%	*(20.5) PP*	*78.9%*

Rounding differences may arise in percentages and totals.

For immediate release **April 12, 2007**

Professor Willi Erdmann appointed Chairman for arbitration proceedings

Herzogenaurach - The arbitrators appointed by adidas and the German Football Association (DFB) have chosen Prof. Dr. Willi Erdmann, a former Presiding Judge at the German Federal Court of Justice (Bundesgerichtshof) as Chairman for the arbitration proceedings relating to the extension of their equipment agreement.

Until July 2002, the 69-year-old honorary professor was Presiding Judge of the First Senate responsible for copyright law, publishing law, protection of industrial property law (in particular competition and trademark law), shipping, warehousing and freight law at the Federal Court of Justice in Karlsruhe. In addition to serving as a judge at the Federal Court of Justice for more than twenty years – as Presiding Judge of the Senate from 1996 to 2002 – he has distinguished himself through academic publications relating to copyright and trademark law. He is an honorary professor at the University of Osnabrück, where he teaches copyright, competition and trademark law.

Professor Erdmann completes the arbitration panel, which also includes the two university professors appointed by the parties, Harm Peter Westermann (69) of the University of Tübingen for the DFB and Peter W. Heermann (45) of the University of Bayreuth for adidas. Like his two assessors, Professor Erdmann has extensive experience in arbitration proceedings. Both parties have agreed to maintain confidentiality with respect to further details of the proceedings.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

For immediate release **April 5, 2007**

adidas Group Announces Consolidation of adidas and Reebok brands' U.S. Apparel and Footwear Distribution Centers into New U.S. Location by Fall 2009

Consolidation will strengthen operational efficiencies, including improved shipping times, increased service capabilities

Canton, Massachusetts – The adidas Group announces it will consolidate the adidas brand's apparel distribution center in Hebron, Kentucky, its footwear distribution center in Spartanburg, South Carolina and the Reebok brand's apparel distribution center in Memphis, Tennessee, and its footwear distribution centers in Stoughton and Norwood, Massachusetts, into new facilities in Spartanburg, South Carolina, by fall 2009. The decision to develop an integrated distribution network will strengthen the Group's competitive position, as well as contribute to the synergies created by the integration of adidas and Reebok.

The facilities in Memphis and Hebron are expected to remain in operation until the fall of 2008. The facilities in Stoughton, Norwood and Spartanburg are expected to remain in operation until the fall of 2009.

U.S. distribution centers that are not affected by the consolidation include: Reebok's Sports Licensed Division facilities in Mattapoisett, Massachusetts, Indianapolis, Indiana and Cedar Rapids, Iowa, the Rockport Company facility in Lancaster, Massachusetts, and the Taylor Made-adidas Golf facility in Carlsbad, California.

"Maintaining separate distribution systems for adidas and Reebok apparel and footwear in different parts of the United States is not an efficient way of effectively managing this critical aspect of our business," said Lars Soerensen, Senior Vice President, Global Logistics for the adidas Group.

The consolidation will affect approximately 375 adidas and Reebok brand employees at apparel distribution facilities in Memphis and Hebron and at footwear distribution facilities in Stoughton and Norwood. adidas employees currently in Spartanburg will move to the new site a few miles away.

"One of our top priorities is to ensure that all of the affected employees are treated fairly," said Liam Devoy, Head of Global Warehousing for the adidas Group. "In addition to providing ample advance notice to the employees, we are offering severance packages and job transition assistance. Opportunities in the new facilities will also be available."

Construction on the state-of-the-art facilities in Spartanburg will begin shortly. The company plans to build a footwear facility measuring approximately 1.1 million square feet and an apparel facility measuring approximately 800,000 square feet.

About the adidas Group

The adidas Group is one of the global leaders within the sporting goods industry, offering a broad range of products around three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 26,000 employees and sales of over €10 billion.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

Annual Document according to § 10 section 1 WpPG

According to § 10 section 1 of the German Securities Prospectus Act (Wertpapierprospektgesetz - WpPG), adidas AG provides the following list containing all information published or made available to the public during the prior twelve months on the basis of the laws and regulations mentioned in § 10 section 1 WpPG. In line with BaFin's comments, the list refers to the period between January 1, 2006 and December 31, 2006, and gives the information according to subject matter. For each item of information published, we state its type as well as the date, place and availability of its publication. Please note that the information contained or referred to within this Annual Document may no longer be up-to-date.

In the event that an internet link or path given below is not accessible or not functioning, we can provide you with the information in printed form free of charge. Please contact Legal Global Corporate, phone: +49 (0)9132-844917.

Herzogenaurach, April 2007

adidas AG

Ad-hoc Release according to § 15 WpHG (German Securities Trading Act)

November 9, 2006 PDF >>
"adidas Group adjusts net income guidance for 2007"
» at www.adidas-Group.com/en/News/adhoc_news

Directors' Dealings Notifications according to § 15a WpHG

Transactions on April 12, May 15, May 18 and June 14, 2006 PDF >>
» at www.adidas-Group.com/en/corporate_governance/ directors_dealings/directors_dealings.asp

Financial Information

March 2, 2006 PDF >>
Annual Report for the fiscal year 2005 with
consolidated financial statements and Group management report
» at www.adidas-Group.com/en/investor/reports

May 9, 2006 PDF >>
First Quarter Report as at March 31, 2006
» at www.adidas-Group.com/en/investor/reports/ quarterlyreports/default.asp

August 9, 2006 PDF >>
First Half Year Report as at June 30, 2006
» at www.adidas-Group.com/en/investor/reports/ quarterlyreports/default.asp

November 9, 2006 PDF >>
Nine Months Report as at September 30, 2006
» at www.adidas-Group.com/en/investor/reports/ quarterlyreports/default.asp

March 2, 2006 HTML >>
Financial Calendar for the fiscal year 2006
» at www.adidas-Group.com/en/investor/events/
financialcalendar/default.asp
» Annual Report for the fiscal year 2005
(see above), page 175

Information relating to the Annual General Meeting

March 13, 2006 PDF >>
Invitation to the Annual General Meeting of
adidas-Salomon AG on May 11, 2006
» Frankfurter Allgemeine Zeitung, pages 21-23
» Electronic Federal Gazette (E-Bundesanzeiger)

May 12, 2006 PDF >>
Announcement on the distribution of a dividend

for the fiscal year 2005
» Frankfurter Allgemeine Zeitung, page 20
» Electronic Federal Gazette (E-Bundesanzeiger)

Notifications according to German Securities Exchange Laws

June 1, 2006 PDF >>
Notification on the re-classification of the share capital through share split in a ratio of 1:4 as well as on the change of the stock exchange listing (IN GERMAN ONLY)
» Frankfurter Allgemeine Zeitung, page 27
» Electronic Federal Gazette (E-Bundesanzeiger)

June 1, 2006 PDF >>
Note to the bond holders of the 2.5% bearer bonds 2003/2018 issued by adidas International Finance B.V., Amsterdam, Netherlands (IN GERMAN ONLY)
» Frankfurter Allgemeine Zeitung, page 27
» Electronic Federal Gazette (E-Bundesanzeiger)

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: AMVESCAP PLC
Place: London
State: Great Britain

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

20.03.2007

On March 20 and March 21, 2007, INVESCO Asset Management Deutschland GmbH, Frankfurt/Main, Germany, sent us the following notifications pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) in the name and on behalf of its parent company AMVESCAP PLC (London, Great Britain) as well as AMVESCAP PLC's four subsidiaries AVZ CALLCO INC. (Halifax, Canada), AMVESCAP Inc. (Toronto, Canada), AIM CANADA HOLDINGS INC. (Toronto, Canada) and AIM Funds Management Inc. (Toronto, Canada):

AMVESCAP PLC:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG that on March 13th 2007 the voting interest of AMVESCAP PLC in adidas AG exceeded the threshold of 5% and amounts to 5,087% (10.356.271 voting rights) on this day.

5,087% of these voting rights (10.356.271 shares) are attributable to AMVESCAP PLC, according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG. The chain of controlled undertakings through which the voting rights are held is: 5,0739% (10.328.700 shares) AVZ CALLCO INC., AMVESCAP Inc., AIM Canada Holdings Inc. and AIM Fund Management Inc. The remaining 0,0131% of voting rights (27.571 shares) are held by other subsidiaries of AMVESCAP PLC."

AVZ CALLCO INC.:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG that on March 13th 2007 the voting interest of AVZ CALLCO INC. in adidas AG exceeded the threshold of 5% and amounts to 5,0739% (10.328.700 voting rights) on this day.

5,0739% of these voting rights (10.328.700 shares) are attributable to AVZ CALLCO INC., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG. The chain of controlled undertakings through which the voting rights are held is: AMVESCAP Inc., AIM Canada Holdings Inc. and AIM Fund Management Inc."

AMVESCAP Inc.:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG that on March 13th 2007 the voting interest of AMVESCAP Inc. in adidas AG exceeded the threshold of 5% and amounts to 5,0739% (10.328.700 voting rights) on this day.

5,0739% of these voting rights (10.328.700 shares) are attributable to AMVESCAP Inc., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG. The chain of controlled undertakings through which the voting rights are held is: AIM Canada Holdings Inc. and AIM Fund Management Inc."

AIM CANADA HOLDINGS INC.:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG that on March 13th 2007 the voting interest of AIM CANADA HOLDINGS INC. in adidas AG exceeded the threshold of 5% and amounts to 5,0739% (10.328.700 voting rights) on this day.

5,0739% of these voting rights (10.328.700 shares) are attributable to AIM CANADA HOLDINGS INC., according to section 22 para. 1 sent. 1 no. 6 WpHG in connection with sent. 2 and 3 WpHG through its subsidiary AIM Fund Management Inc."

AIM Funds Management Inc.:
"We hereby give notice, pursuant to sec. 21 para. 1 sent. 1 WpHG that on March 13th 2007 the voting interest of AIM Funds Management Inc. in adidas AG exceeded the threshold of 5% and amounts to 5,0739% (10.328.700 voting rights) on this day.

5,0739% of these voting rights (10.328.700 shares) are attributable to AIM Funds Management Inc, according to section 22 para. 1 sent. 1 no. 6 WpHG."

adidas AG
The Executive Board

emitter:	adidas AG Adi-Dassler-Str. 1 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas.de
WWW:	http://www.adidas-group.de
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, HDAX, Prime All Share, CDAX
stockmarkets:	regulated dealing/prime standard: Frankfurter Wertpapierbörse, free trade: Börse Berlin-Bremen, Hamburger Wertpapierbörse, Baden-Württembergische Wertpapierbörse, Börse Düsseldorf, Niedersächsische Börse zu Hannover, Bayerische Börse
sector:	Recreational & Sports goods
language:	English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: Michael Ashley
State: United Kingdom

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

26.03.2007

On March 23, 2007, Kaupthing Singer & Friedlander Group Plc, London, UK, sent us the following notification pursuant to section 21 paragraph 1 sentence 1 WpHG (German Securities Trading Act) in the name and on behalf of its client MR. MICHAEL ASLEY (London, United Kingdom):

"On behalf of our client Mr Michael Ashley we hereby notify you pursuant to Section 21 para. 1 WpHG that, on 16 March 2007, the voting rights of Mr Michael Ashley' in adidas AG have exceeded the threshold of 3% and amount to 3.14% (6,395,167 voting rights) as at this date

All of these voting rights are attributed to Mr Michael Ashley pursuant to Section 22 para. 1 sentence 1 no. 2 WpHG."

adidas AG
The Executive Board

emitter:	adidas AG Adi-Dassler-Str. 1 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas.de
WWW:	http://www.adidas-group.de
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, HDAX, Prime All Share, CDAX
stockmarkets:	regulated dealing/prime standard: Frankfurter Wertpapierbörse, free trade: Börse Berlin-Bremen, Hamburger Wertpapierbörse, Baden-Württembergische Wertpapierbörse, Börse Düsseldorf, Niedersächsische Börse zu Hannover, Bayerische Börse
sector:	Recreational & Sports goods
language:	English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

----

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: 8098 Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

02.05.2007

On April 30, 2007, UBS AG, Zurich, Switzerland, sent us the following notification of voting rights pursuant to article 21 section 1 WpHG (German Securities Trading Act):

"Hiermit teilen wir Ihnen gemäss § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an der adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1-2, 91074 Herzogenaurach am 24. April 2007 die Schwelle von 3% überschritten hat und nun 3.12% (6'343'681 Stimmrechtsaktien) beträgt.

Davon sind 0.06% (123'358 Stimmrechtsaktien) der Stimmrechte nach § 22 Absatz 1 Satz 1 Nr. 1 WpHG der UBS AG zuzurechnen."

English convenience translation of the original German notification:
"We herewith inform you pursuant to article 21 section 1 WpHG that the percentage of our voting rights in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1-2, 91074 Herzogenaurach, exceeded the threshold of 3% on April 24, 2007 and now amounts to 3.12% (6'343'681 shares with voting rights).

0.06% (123'358 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG."

Herzogenaurach, May 2, 2007

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1
D-91074 Herzogenaurach
phone: +49 (0)9132 84-2920
FAX: +49 (0)9132 84-3127
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Frankfurter Wertpapierbörse, free trade: Börse Berlin-Bremen, Hamburger Wertpapierbörse, Baden-Württembergische Wertpapierbörse, Börse Düsseldorf, Niedersächsische Börse zu Hannover, Bayerische Börse
language: English

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

---

Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: 8098 Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1, 91074 Herzogenaurach
Place: Herzogenaurach
State: Deutschland

04.05.2007

On May 4, 2007, UBS AG, Zurich, Switzerland, sent us the following notification of voting rights pursuant to article 21 section 1 WpHG (German Securities Trading Act):

"Hiermit teilen wir Ihnen gemäss § 21 Abs. 1 WpHG mit, dass unser Stimmrechtsanteil an der adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1-2, 91074 Herzogenaurach am 27. April 2007 die Schwelle von 3% unterschritten hat und nun 2.09% (4'245'811 Stimmrechtsaktien) beträgt.

Davon sind 0.06% (123'703 Stimmrechtsaktien) der Stimmrechte nach § 22 Absatz 1 Satz 1 Nr. 1 WpHG der UBS AG zuzurechnen."

English convenience translation of the original German notification:
"We herewith inform you pursuant to article 21 section 1 WpHG that the percentage of our voting rights in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1-2, 91074 Herzogenaurach, fell below the threshold of 3% on April 27, 2007 and now amounts to 2.09% (4'245'811 shares with voting rights).

0.06% (123'703 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG."

Herzogenaurach, May 4, 2007

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1
D-91074 Herzogenaurach
phone: +49 (0)9132 84-2920
FAX: +49 (0)9132 84-3127
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Frankfurter Wertpapierbörse, free trade: Börse Berlin-Bremen, Hamburger Wertpapierbörse, Baden-Württembergische Wertpapierbörse, Börse Düsseldorf, Niedersächsische Börse zu Hannover, Bayerische Börse
language: English

euro adhoc: adidas AG / Quarterly Report / Announcement according to articles
37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

----

Tip announcement for financial statements transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

The financial statement is available:

in the internet at:	http://www.adidas-group.com/en/investor/_downloads/pdf/quarterl
in the internet on:	08.05.2007
additional statements:	The First Quarter 2007 report will be published online on May 8,

emitter:	adidas AG Adi-Dassler-Str. 1 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-2920
FAX:	+49 (0)9132 84-3127
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com

sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, HDAX, Prime All Share, CDAX
stockmarkets:	regulated dealing/prime standard: Frankfurter Wertpapierbörse, free trade: Börse Berlin-Bremen, Hamburger Wertpapierbörse, Baden-Württembergische Wertpapierbörse, Börse Düsseldorf, Niedersächsische Börse zu Hannover, Bayerische Börse
language:	English

Directors' Dealings

Notifications concerning transactions by persons performing managerial responsibilities pursuant to § 15a of the WpHG

Due to the amendment of § 15a of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG), which came into effect on October 30, 2004, members of a company's Executive Board and Supervisory Board as well as persons performing managerial responsibilities with such company are obligated to formally notify the company and the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) of purchase or sale transactions with such company's securities if the total value of the transactions concluded within one year exceeds 5,000 euros. Subject to the reporting obligation are furthermore such person's spouse, registered partner, dependent children and any other relative who has lived in the same household for at least one year at the time of the conclusion of the transaction.

Pursuant to § 15a section 2 WpHG, adidas AG is obligated to publish at least the following information:

- Type of transaction: purchase or sale
- Name and position of the person required to report
- Name of the security or right
- Date and place of the transaction
- Price, number of items and nominal value of the securities or rights
- Transaction volume

Listed below are transactions in 2007 with **shares of adidas AG / ISIN DE0005003404**

Issuer:
adidas AG
Adi-Dassler-Platz 1-2
91074 Herzogenaurach
Germany

Place/Date	Name	Position	Type of transaction	No. of items	Share price (in €)	Transaction volume (in €)
04/17/2007 Frankfurt/M.	Christian Tourres, Lungern, Switzerland	Supervisory Board member	Sale	80,000	45.10558	3,608,446.40
04/11/2007 Frankfurt/M.	Christian Tourres, Lungern, Switzerland	Supervisory Board member	Sale	80,000	43.00	3,440,000

Transactions in 2006 >> >>
Transactions in 2005 >> >>

Last update: April 18, 2007

END